Exhibit 99.3

RESTRICTED DEPOSIT AGREEMENT
AMONG SOUFUN HOLDINGS LIMITED
AND JPMORGAN CHASE BANK, N.A. AS DEPOSITARY AND
HOLDERS OF AMERICAN DEPOSITARY RECEIPTS
WORLDWIDE SECURITIES SERVICES
jpmorgan.com
J.P.Morgan

i

Page

EXHIBIT A-1

FORM OF FACE OF [MASTER] RULE 144A ADR		A-1-1

Introductory Paragraph		A-1-2

(1)	Issuance and Pre-Release of ADSs	A-1-3
(2)	Withdrawal of Deposited Securities	A-1-4
(3)	Transfers of ADRs	A-1-5
(4)	Certain Limitations	A-1-6
(5)	Taxes	A-1-6
(6)	Disclosure of Interests	A-1-7
(7)	Charges of Depositary	A-1-7
(8)	Available Information	A-1-8
(9)	Execution	A-1-9

Signature of Depositary		A-1-9

Address of Depositary’s Office		A-1-9

FORM OF REVERSE OF RULE 144A ADR		A-1-10

(10)	Distributions on Deposited Securities	A-1-10
(11)	Record Dates	A-1-11
(12)	Voting of Deposited Securities	A-1-11
(13)	Changes Affecting Deposited Securities	A-1-12
(14)	Exoneration	A-1-13
(15)	Resignation and Removal of Depositary; the Custodian	A-1-14
(16)	Amendment	A-1-14
(17)	Termination	A-1-14
(18)	Appointment	A-1-15
(19)	Waiver	A-1-15
(20)	Elective Distribution in Cash or Shares	A-1-15

ii

Page

EXHIBIT A-2

FORM OF FACE OF [MASTER] REGULATION S ADR		A-2-1

Introductory Paragraph		A-2-3

(1)	Issuance and Pre-Release of ADSs	A-2-3
(2)	Withdrawal of Deposited Securities	A-2-4
(3)	Transfers of ADRs	A-2-5
(4)	Certain Limitations	A-2-6
(5)	Taxes	A-2-6
(6)	Disclosure of Interests	A-2-7
(7)	Charges of Depositary	A-2-7
(8)	Available Information	A-2-8
(9)	Execution	A-2-8

Signature of Depositary		A-2-8

Address of Depositary’s Office		A-2-8

FORM OF REVERSE OF ADR		A-2-9

(10)	Distributions on Deposited Securities	A-2-9
(11)	Record Dates	A-2-10
(12)	Voting of Deposited Securities	A-2-10
(13)	Changes Affecting Deposited Securities	A-2-11
(14)	Exoneration	A-2-12
(15)	Resignation and Removal of Depositary; the Custodian	A-2-13
(16)	Amendment	A-2-13
(17)	Termination	A-2-13
(18)	Appointment	A-2-14
(19)	Waiver	A-2-14
(20)	Elective Distributions in Cash or Shares	A-2-14

EXHIBIT B

Letter of Representations		B-1

EXHIBIT C-1
EXHIBIT C-2
EXHIBIT C-3
EXHIBIT C-4

iii

DEPOSIT AGREEMENT dated as of December [—], 2013 (the “Deposit Agreement”) among SOUFUN HOLDINGS LIMITED and its successors (the “Company”), JPMORGAN CHASE BANK, N.A., as depositary hereunder (the “Depositary”), and all holders from time to time of international American depositary receipts (“Regulation S ADRs”) evidencing international American depositary shares (“Regulation S ADSs”) and Rule 144A American depositary receipts (“Rule 144A ADRs” and, together with the Regulation S ADRs, the “ADRs”) evidencing Rule 144A American depositary shares (“Rule 144A ADSs” and, together with the Regulation S ADSs, the “ADSs” ), in each case representing deposited Shares (defined below). The Company hereby appoints the Depositary as depositary for the Deposited Securities and hereby authorizes and directs the Depositary to act in accordance with the terms set forth in this Deposit Agreement. All capitalized terms used herein have the meanings ascribed to them in Section 1 or elsewhere in this Deposit Agreement. The parties hereto agree as follows:

1. Certain Definitions.

(a) “ADR Register” is defined in paragraph (3) of the Form of Regulation S ADR and paragraph (3) of the Form of Rule 144A ADR, as the case may be.

(b) “ADSs” are defined in the introductory paragraph of each Form of ADR.

(c) “Custodian” is defined in paragraph (15) of the Form of Regulation S ADR and Form of Rule 144A ADR.

(d) “Delivery Order” is defined in Section 3.

(e) “Deposited Securities” is defined in the introductory paragraph of the Form of Regulation S ADR and Form of Rule 144A ADR.

(f) “DTC” and “DTC Participant” are defined in Section 2(b).

(g) “Form of Rule 144A ADR” means the certificates evidencing Rule 144A ADSs substantially in the form of Exhibit A-1 annexed hereto; “Form of Regulation S ADR” means the certificates evidencing Regulation S ADSs substantially in the form of Exhibit A-2 annexed hereto; “Form of ADR” shall mean either the Form of Regulation S ADR, the Form of Rule 144A ADR or both such forms, as the context may require. Each Form of ADR is hereby incorporated herein and made a part hereof; the provisions of each Form of ADR, as the case may be, shall be binding upon the parties hereto. Unless the context otherwise requires, the term “Regulation S ADR” includes the Master Regulation S ADR, the term “Rule 144A ADR” includes the Master Rule 144A ADR, and the term “ADRs” includes each of the Master Regulation S ADR and the Master 144A ADR.

(h) “Holder”, in the case of the Regulation S ADRs, is defined in paragraph (3) of the Form of Regulation S ADR and, in the case of the Rule 144A ADRs, is defined in paragraph (3) of the Form of Rule 144A ADR. The term Holder shall refer to the Holder of either ADRs, or to any of them, as the context requires.

1

(i) “Letter of Representations” is defined in Section 2(b).

(j) “Master ADRs”, “Master Regulation S ADR” and “Master Rule 144A ADR” are each defined in Section 2(b).

(k) “Regulation S” means Regulation S, as promulgated under the Securities Act of1933, as such regulation and/or any of the rules therein are amended from time to time.

(l) “Rule 144” and “Rule 144A” shall mean Rules 144 and 144A, respectively, under the Securities Act of 1933, as such rules may be amended from time to time.

(m) “Securities Act of 1933” means the United States Securities Act of 1933, as from time to time amended. “Securities Exchange Act of 1934” means the United States Securities Exchange Act of 1934 as from time to time amended.

(n) “Shares” means the Class A ordinary shares of the Company, and shall include the rights to receive Shares specified in paragraph (1) of each Form of ADR.

(o) “Transfer Office” with respect to (i) Regulation S ADRs is defined in paragraph (3) of the Form of Regulation S ADR and (ii) Rule 144A ADRs is defined in paragraph (3) of the Form of Rule 144A ADR, as the case may be.

(p) “Unrestricted ADSs” means American depositary shares issued under the Unrestricted Deposit Agreement.

(q) “Unrestricted Deposit Agreement” means that Deposit Agreement dated as of September 22, 2010 among the Company, the Depositary and all holders from time to time of American depositary receipts issued thereunder.

(r) “Withdrawal Order” with respect to (i) Regulation S ADRs is defined in paragraph (2) of the Form of Regulation S ADR and (ii) Rule 144A ADRs is defined in paragraph (2) of the Form of Rule 144A ADR.

2. ADRs.

(a) Generally. ADRs shall be engraved, printed or otherwise reproduced at the discretion of the Depositary in accordance with its customary practices in its depositary receipt business, or at the request of the Company typewritten and photocopied on plain or safety paper, and shall be substantially in the form set forth in the Form of Regulation S ADR and the Form of Rule 144A ADR, respectively, with such changes as may be required by the Depositary or the Company to comply with their obligations hereunder, any applicable law, regulation or usage or to indicate any special limitations or restrictions to which any particular ADR is subject. ADRs may be issued in denominations of any whole number of ADSs. ADRs shall be executed by the Depositary by the manual or facsimile signature of a duly authorized officer of the Depositary. ADRs bearing the facsimile signature of anyone who was at the time of execution a duly authorized officer of the Depositary shall bind the Depositary, notwithstanding that such officer has ceased to hold such office prior to the delivery of such ADRs. Regulation S ADRs shall bear a CUSIP number that is different from the CUSIP number assigned to the Rule 144A ADRs as well as any depositary receipts not issued under the Deposit Agreement.

2

(b) Book-Entry Form. The Depositary shall have sole discretion as to whether any ADRs may trade in book-entry or certificated form. The Depositary may enter into a letter of representations in the form attached hereto as Exhibit B with The Depository Trust Company (“DTC”), for acceptance of the ADSs (the “Letter of Representations”). The Company or its nominee shall make application with Euroclear S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”) for acceptance of the Regulation S ADSs. So long as the ADSs are traded through DTC’s book-entry settlement system, unless otherwise required by law, (i) all Rule 144A ADSs shall be evidenced by a single global ADR (the “Master Rule 144A ADR”), registered in the name of DTC or its nominee and held by DTC or a custodian for DTC on behalf of its participants, and no person acquiring Rule 144A ADSs shall receive or be entitled to receive delivery of certificated Rule 144A ADRs, (ii) all Regulation S ADSs shall be evidenced by a single global ADR (the “Master Regulation S ADR”), registered in the name of DTC or its nominee and held by DTC or a custodian for DTC on behalf of its participants, and no person acquiring Regulation S ADSs shall receive or be entitled to receive delivery of certificated Regulation S ADRs, (iii) ownership of beneficial interests in the Master Rule 144A ADR will be shown on, and the transfer of such ownership will be effected only through, records maintained by (1) DTC or its nominee with respect to institutions having accounts with DTC (“DTC Participants”) or (2) DTC Participants, and (iv) ownership of beneficial interests in the Master Regulation S ADR will be shown on, and the transfer of such ownership will be effected only through, records maintained by Euroclear and Clearstream through an account held through DTC. Notwithstanding the foregoing, initial settlement of the Regulation S ADSs shall occur through the DTC accounts maintained by Euroclear and Clearstream. The Depositary or its agent shall act as custodian for DTC and hold the Master Rule 144A ADR and the Master Regulation S ADR. Each Master ADR shall evidence the number of ADSs from time to time indicated in the records of the Depositary for such issuance and shall be endorsed with such legends required by the Depositary, the Company or DTC, as the case may be.

(c) Certificated ADRs. If any ADSs cease to trade through the book-entry settlement system or either or both of Euroclear or Clearstream do not make, or cease to make, its book-entry settlement system available for the ADSs, the Company may make other arrangements acceptable to the Depositary for book-entry settlement of the ADSs or shall instruct the Depositary to make certificated ADRs, substantially in the Form of Regulation S ADR or Form of Rule 144A ADR, as the case may be, with such appropriate changes thereto and the Deposit Agreement as the Company and the Depositary may agree, available to owners of beneficial interests in the Master ADRs upon appropriate instructions from the proper Holder of a Master ADR.

3

3. Deposit of Shares. In connection with the deposit of Shares hereunder, the Depositary or the Custodian may require the following a written order (a “Delivery Order”), in a form reasonably satisfactory to it, directing the Depositary to (x) if certificated ADRs are not then available pursuant to Section 2, credit a specified DTC Participant or the DTC account of Euroclear or Clearstream, as the case may be, for a specified amount (and make appropriate notifications thereof) and adjust its records in respect of the appropriate Master ADR, or (y) if certificated ADRs are then available pursuant to Section 2, execute and deliver at the Transfer Office to, or upon the written order of, the person or persons designated in such order a ADR or ADRs for the number of ADSs representing such deposited Shares. Shares presented for deposit shall, at the time of such deposit, be registered in the name of JPMorgan Chase Bank, N.A., as depositary for the benefit of holders of ADRs or in such other name as the Depositary shall direct. After the Company notifies the Depositary (and the Company agrees to make any such notification promptly) that any securities of the same class (within the meaning of Rule 144A(d)(3)(i) under the Securities Act of 1933) as the Shares or the ADSs have been listed on a national securities exchange registered under Section 6 of the Securities Exchange Act of 1934 or quoted in a U.S. automated inter-dealer quotation system (within the meaning of Rule 144A(d)(3)(i) under the Securities Act of 1933), the Custodian may not accept for deposit hereunder against issuance of Rule 144A ADSs any securities of such class unless the Company notifies the Depositary that it has received evidence satisfactory to it that such securities were not when issued of such class as securities so listed or quoted. Deposited Securities shall be held by the Custodian for the account and to the order of the Depositary for the benefit of Holders of ADRs (to the extent not prohibited by law) at such place or places and in such manner as the Depositary shall determine. Deposited Securities may be delivered by the Custodian to any person only under the circumstances expressly contemplated in this Deposit Agreement. To the extent that the provisions of or governing the Shares make delivery of certificates therefor impracticable, Shares may be deposited hereunder by such delivery thereof as the Depositary or the Custodian may reasonably accept, including, without limitation, by causing them to be credited to an account maintained by the Custodian for such purpose with the Company or an accredited intermediary, such as a bank, acting as a registrar for the Shares, together with delivery of the documents, payments and Delivery Order referred to herein to the Custodian or the Depositary.

4. Issue of ADRs. After any permitted deposit of Shares hereunder, the Custodian shall notify the Depositary of such deposit and of the information contained in any related Delivery Order by letter, first class airmail postage prepaid, or, at the request, risk and expense of the person making the deposit, by cable, telex or facsimile transmission. At all times in the case of Rule 144A ADSs, the Depositary shall use reasonable efforts to obtain an executed certificate substantially in the form of Exhibit C-1 annexed hereto (or in such other form as the Company shall approve) or an electronic certification through DTC, in lieu of such certification set forth in Exhibit C-1, in connection with each such deposit, except deposits pursuant to paragraphs (10) and (13) of the Form of Rule 144A ADR, from or on behalf of each person named in the Delivery Order to receive a credit of ADSs or certificated ADRs. After receiving such notice from the Custodian and any such certificate, the Depositary, subject to the Deposit Agreement and paragraphs (4) and (7) of the applicable Form of ADR, shall (x) if certificated ADRs are not then available pursuant to Section 2, credit the DTC Participant or the DTC account of Euroclear or Clearstream, as the case may be, for the account specified in the Delivery Order, make appropriate notifications thereof and adjust its records to increase the number of ADSs evidenced by the applicable Master ADR, or (y) if certificated ADRs are then available pursuant to Section 2, execute and deliver at the Transfer Office, to or upon the order of any person named in such notice, one or more ADRs registered as requested, in either case for the number of ADSs representing such deposited Shares.

4

5. Distributions on Deposited Securities. To the extent that the Depositary determines in its discretion that any distribution pursuant to paragraph (10) of the applicable Form of ADR is not practicable with respect to any Holder, the Depositary may make such distribution as it so determines is practicable, including the distribution of foreign currency, securities or property (or appropriate documents evidencing the right to receive foreign currency, securities or property) or the retention thereof as Deposited Securities with respect to such Holder’s ADRs in each case without liability for interest thereon or the investment thereof.

6. Withdrawal of Deposited Securities; Merging of CUSIP numbers. In connection with any surrender of ADSs for withdrawal of the Deposited Securities represented thereby, directions from the Depositary to the Custodian to deliver Deposited Securities shall be given by letter, first class airmail postage prepaid, or, at the request, risk and expense of the person surrendering ADSs, by cable, telex or facsimile transmission. Delivery of Deposited Securities may be made by the delivery of certificates (which, if required by law shall be properly endorsed or accompanied by properly executed instruments of transfer or, if such certificates may be registered, registered in the name indicated in any Withdrawal Order) or by such other means as the Depositary may deem practicable, including, without limitation, by transfer of record ownership thereof to an account designated in the Withdrawal Order maintained either by the Company or an accredited intermediary, such as a bank, acting as a registrar for the Deposited Securities.

On or after the one year anniversary of the date of this Deposit Agreement, the Company may provide the Depositary with (a) a written request to merge the CUSIP numbers of the securities issued under this Deposit Agreement with those issued under the Unrestricted Deposit Agreement and (b) a legal opinion of U.S. counsel to the Company, in form and substance reasonably acceptable to the Depositary, stating that the conversion of the Rule 144A ADSs and Regulation S ADSs issued hereunder to Unrestricted ADSs issuable under the Unrestricted Deposit Agreement is exempt from the registration requirements of the Securities Act and that the Shares represented by the Rule 144A ADSs and Regulation S ADSs are not “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act. Upon receipt of such written request and legal opinion, and any other documents that the Depositary may reasonably request, the Depositary will request DTC to merge the CUSIP numbers for the ADSs issued hereunder with the CUSIP number for the Unrestricted ADSs issued under the Unrestricted Deposit Agreement. Upon the merging of the CUSIP numbers, the Depositary will promptly notify the Company that the ADSs issued hereunder are thereafter deemed to have been issued under the Unrestricted Deposit Agreement. Issuance fees shall be charged in accordance with the Unrestricted Deposit Agreement in connection with any and all movements from this Deposit Agreement to the Unrestricted Deposit Agreement.

5

7. Substitution of ADRs. The Depositary shall execute and deliver a new ADR of like tenor in exchange and substitution for any mutilated certificated ADR upon cancellation thereof or in lieu of and in substitution for such destroyed, lost or stolen certificated ADR, unless the Depositary has notice that such ADR has been acquired by a bona fide purchaser, upon the Holder thereof filing with the Depositary a request for such execution and delivery and a sufficient indemnity bond and satisfying any other reasonable requirements imposed by the Depositary.

8. Cancellation and Destruction of ADRs. All ADRs surrendered to the Depositary shall be cancelled by the Depositary. The Depositary shall adjust its records to decrease the number of ADSs evidenced by the applicable Master ADR in respect of all ADSs evidenced thereby surrendered for withdrawal of Deposited Securities upon each such withdrawal. The Depositary is authorized to destroy ADRs in certificated form so cancelled in accordance with its customary practices.

9. The Custodian. Any Custodian in acting hereunder shall be subject to the directions of the Depositary and shall be responsible solely to it. The Depositary reserves the right to add, replace or remove a Custodian. The Depositary will give prompt notice of any such action, which will be advance notice if practicable. Any Custodian may resign from its duties hereunder by at least 30 days written notice to the Depositary. The Depositary may discharge any Custodian at any time upon notice to the Custodian being discharged. Any Custodian ceasing to act hereunder as Custodian shall deliver, upon the instruction of the Depositary, all Deposited Securities held by it to a Custodian continuing to act. Notwithstanding anything to the contrary contained in this Deposit Agreement (including the ADRs) and subject to the penultimate sentence of paragraph (14) of each ADR, the Depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the Custodian except to the extent that the Custodian has (i) committed fraud or willful misconduct in the provision of custodial services to the Depositary or (ii) failed to use reasonable care in the provision of custodial services to the Depositary as determined in accordance with the standards prevailing in the jurisdiction in which the Custodian is located.

10. Lists of Holders. The Company shall have the right to inspect the records of the Depositary in respect of each Master ADR, any transfer records of the Depositary and its agents, the ADR Register, take copies thereof and require the Depositary and its agents to supply copies of such portions of such records as the Company may request. The Depositary or its agent shall furnish to the Company promptly upon the written request of the Company, a list of the names, addresses and holdings of ADSs by all Holders as of a date within seven days of the Depositary’s receipt of such request.

11. Depositary’s Agents. The Depositary may perform its obligations under this Deposit Agreement through any agent appointed by it, provided that the Depositary shall notify the Company of such appointment and shall remain responsible for the performance of such obligations as if no agent were appointed, subject to paragraph (14) of each Form of ADR.

6

12. Successor Depositary. The Depositary may at any time resign as Depositary hereunder by written notice of its election so to do delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as hereinafter provided. The Depositary may at any time be removed by the Company by providing no less than 90 days prior written notice of such removal to the Depositary, such removal to take effect the later of (i) the 90th day after such notice of removal is first provided and (ii) the appointment of a successor depositary and its acceptance of such appointment as hereinafter provided. Notwithstanding the foregoing, if upon the resignation or removal of the Depositary a successor depositary is not appointed within the applicable 60-day period (in the case of resignation) or 90-day period (in the case of removal) as specified in paragraph (17) of each Form of ADR, the Depositary may elect to terminate this Deposit Agreement and the ADR and the provisions of each applicable said paragraph (17) shall thereafter govern the Depositary’s obligations hereunder. In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its best efforts to appoint a successor depositary, which shall be a bank or trust company having an office in the Borough of Manhattan, The City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor. The predecessor depositary, only upon payment of all sums due to it and on the written request of the Company, shall (i) execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder (other than its rights to indemnification and fees owing, each of which shall survive any such removal and/or resignation), (ii) duly assign, transfer and deliver all right, title and interest to the Deposited Securities to such successor, and (iii) deliver to such successor a list of the Holders of all outstanding ADRs. Any such successor depositary shall promptly mail notice of its appointment to such Holders. Any bank or trust company into or with which the Depositary may be merged or consolidated, or to which the Depositary shall transfer substantially all its American depositary receipt business, shall be the successor of the Depositary without the execution or filing of any document or any further act.

13. Reports. On or before the first date on which the Company makes any communication available to holders of Deposited Securities or any securities regulatory authority or stock exchange, by publication or otherwise, the Company shall transmit to the Depositary a copy thereof in English or with an English translation or summary. The Company has delivered to the Depositary, the Custodian and any Transfer Office, a copy of all provisions of or governing the Shares and any other Deposited Securities issued by the Company or any affiliate of the Company and, promptly upon any change thereto, the Company shall deliver to the Depositary, the Custodian and any Transfer Office, a copy (in English or with an English translation) of such provisions as so changed. The Depositary and its agents may rely upon the Company’s delivery of all such communications, information and provisions for all purposes of this Deposit Agreement and the Depositary shall have no liability for the accuracy or completeness of any thereof.

7

14. Additional Shares. The Company agrees with the Depositary that neither the Company nor any company controlling, controlled by or under common control with the Company shall issue additional Shares, rights to subscribe for Shares, securities convertible into or exchangeable for Shares or rights to subscribe for any such securities or shall deposit any Shares under this Deposit Agreement, except under circumstances complying in all respects with the Securities Act of 1933. At the reasonable request of the Depositary where it deems necessary, the Company will furnish the Depositary with legal opinions, in forms and from counsels reasonably acceptable to the Depositary, dealing with such issues requested by the Depositary. The Depositary will use reasonable efforts to comply with written instructions of the Company not to accept for deposit hereunder any Shares identified in such instructions at such times and under such circumstances as may reasonably be specified in such instructions in order to facilitate the Company’s compliance with securities laws in the United States.

15 Indemnification. The Company shall indemnify, defend and save harmless each of the Depositary, the Custodian and their respective directors, officers, employees, agents and affiliates against any loss, liability or expense (including reasonable fees and expenses of counsel) which may arise out of acts performed or omitted, in connection with the provisions of this Deposit Agreement and of the ADRs, as the same may be amended, modified or supplemented from time to time in accordance herewith (i) by either the Depositary or a Custodian or their respective directors, officers, employees, agents and affiliates, except for any liability or expense directly arising out of the negligence or willful misconduct of the Depositary or its directors, officers or affiliates acting in their capacities as such hereunder, or (ii) by the Company or any of its directors, officers, employees, agents and affiliates.

The indemnities set forth in the preceding paragraph shall also apply to any liability or expense which may arise out of any misstatement or alleged misstatement or omission or alleged omission in any registration statement, proxy statement, prospectus (or placement memorandum), or preliminary prospectus (or preliminary placement memorandum) relating to the offer or sale of ADSs, except to the extent any such liability or expense arises out of (i) information relating to the Depositary or its agents (other than the Company), as applicable, furnished in writing by the Depositary and not changed or altered by the Company expressly for use in any of the foregoing documents or (ii) if such information is provided, the failure to state a material fact necessary to make the information provided not misleading.

Notwithstanding any other provision of this Deposit Agreement or the ADRs to the contrary, neither the Depositary nor any of its agents shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

The obligations set forth in this Section 15 shall survive the termination of this Deposit Agreement and the succession or substitution of any indemnified person.

8

16. Notices. Notice to any Holder shall be deemed given when first mailed, first class postage prepaid, to the address of such Holder on the applicable ADR Register or received by such Holder. Failure to notify a Holder or any defect in the notification to a Holder shall not affect the sufficiency of notification to other Holders or to the beneficial owners of ADSs held by such other Holders. Notice to the Depositary or the Company shall be deemed given when first received by it at the address or facsimile transmission number set forth in (a) or (b), respectively, or at such other address or facsimile transmission number as either may specify to the other by written notice:

(a)	JPMorgan Chase Bank, N.A.

1 Chase Manhattan Plaza, Floor 58

New York, New York, 10005-1401

Attention: Depositary Receipts Group

Fax: (212) 552-2614

(b)	SouFun Holdings Limited

F9M, Building 5, Zone E, Hanwei International Plaza

Fengmao South Road

Fengtai District, Beijing 100070

The People’s Republic of China

Attention: Chief Executive Officer

Telephone: +86-10-5631 8000

Fax: +86-10-5631

All notices shall be written, except that any notices in respect of electronic transfers of ADSs may be transmitted in accordance with practices then customarily used.

17. Miscellaneous. This Deposit Agreement is for the exclusive benefit of the Company, the Depositary, the Holders, and their respective successors hereunder, and shall not give any legal or equitable right, remedy or claim whatsoever to any other person. The Holders and owners of ADRs and owners of beneficial interests in the Master ADRs from time to time shall be parties to this Deposit Agreement and shall be bound by all of the provisions hereof. If any such provision is invalid, illegal or unenforceable in any respect, the remaining provisions shall in no way be affected thereby. This Deposit Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

9

18. Consent to Jurisdiction. (a) The Company irrevocably agrees that any legal suit, action or proceeding against the Company brought by the Depositary or any Holder, arising out of or based upon this Deposit Agreement or the transactions contemplated hereby, may be instituted in any state or federal court in New York, New York, and irrevocably waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company also irrevocably agrees that any legal suit, action or proceeding against the Depositary brought by the Company, arising out of or based upon this Deposit Agreement or the transactions contemplated hereby, may only be instituted in a state or federal court in New York, New York. Notwithstanding the foregoing, any action against the Company based on this Deposit Agreement or the transactions contemplated hereby may be instituted by the Depositary and Holders in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China and/or the United States, or by the Depositary through the commencement of an arbitration pursuant to Section 18(b) of this Deposit Agreement. The Company has appointed Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York, as its authorized agent (the “Authorized Agent”) upon which process may be served in any such action or proceeding arising out of or based on this Deposit Agreement or the transactions contemplated hereby which may be instituted in any state or federal court in New York, New York by the Depositary or any Holder, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable. The Company represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. The Company further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any suit, action or proceeding against the Company, by service by mail of a copy thereof upon the Authorized Agent (whether or not the appointment of such Authorized Agent shall for any reason prove to be ineffective or such Authorized Agent shall fail to accept or acknowledge such service), with a copy mailed to the Company by registered or certified air mail, postage prepaid, to its address provided in Section 16(b) hereof. The Company agrees that the failure of the Authorized Agent to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment or award rendered in any action or proceeding based thereon. If, for any reason, the Authorized Agent named above or its successor shall no longer serve as agent of the Company to receive service of process, notice or papers, the Company shall promptly appoint a successor that is a legal entity with offices in New York, New York, so as to serve and will promptly advise the Depositary thereof and shall promptly appoint a successor acceptable to the Depositary to serve as Authorized Agent hereunder. In the event the Company fails to continue such designation and appointment in full force and effect as aforesaid, the Company hereby waives personal service of process upon it and consents that any such service of process may be made by certified or registered mail, return receipt requested, directed to the Company at its address last specified for notices hereunder, and service so made shall be deemed completed five (5) days after the same shall have been so mailed.

10

(b) Optional Arbitration. Notwithstanding anything in this Deposit Agreement to the contrary, each of the parties hereto (i.e. the Company, the Depositary and all Holders from time to time of ADRs issued hereunder (and any persons holding interests in ADSs)) agrees that: (i) the Depositary may, in its sole discretion, elect to institute any action, controversy, claim or dispute directly or indirectly based on, arising out of or relating to this Deposit Agreement or the ADRs or the transactions contemplated hereby or thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination (a “Dispute”) against any other party or parties hereto (including, without limitation, Disputes brought against Holders and owners of interests in ADSs), by having the Dispute referred to and finally resolved by an arbitration conducted under the terms set out below, and (ii) the Depositary may in its sole discretion require, by written notice to the relevant party or parties, that any Dispute, legal suit, action or proceeding brought by any party or parties hereto (including, without limitation, Disputes, legal suits, actions or proceedings brought by Holders and owners of interests in ADSs) against the Depositary shall be referred to and finally settled by an arbitration conducted under the terms set out below. Any such arbitration shall at the Depositary’s election be conducted either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL) with the Hong Kong International Arbitration Centre serving as the appointing authority, and the language of any such arbitration shall be English. A notice of arbitration may be mailed to the Company at its address last specified for notices under this Deposit Agreement, and, if applicable, to any Holders at their addresses on the ADR Register. In any case where the Depositary exercises its right to arbitrate hereunder, arbitration of the Dispute shall be mandatory and any pending litigation arising out of or related to such Dispute shall be stayed. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The number of arbitrators shall be three, each of whom shall be disinterested in the dispute or controversy, shall have no connection with any party thereto, and shall be an attorney experienced in international securities transactions. Each of the Company and the Depositary shall appoint one arbitrator and the two arbitrators shall select a third arbitrator who shall serve as chairperson of the tribunal. If a Dispute shall involve more than two parties, the parties shall attempt to align themselves in two sides (i.e., claimant and respondent), each of which shall appoint one arbitrator as if there were only two parties to such Dispute. If either or both parties fail to select an arbitrator, or if such alignment (in the event there are more than two parties) shall not have occurred, within thirty (30) calendar days after the Depositary serves the arbitration demand or the two arbitrators fail to select a third arbitrator within thirty (30) calendar days of the selection of the second arbitrator, the American Arbitration Association in the case of an arbitration in New York, or the Hong Kong International Arbitration Centre in the case of an arbitration in Hong Kong, shall appoint the remaining arbitrator or arbitrators in accordance with its rules. The parties and the American Arbitration Association and/or the Hong Kong International Arbitration Centre, as the case may be, may appoint the arbitrators from among the nationals of any country, whether or not the appointing party or any other party to the arbitration is a national of that country. The arbitrators shall have no authority to award damages against any party not measured by the prevailing party’s actual damages and shall have no authority to award any consequential, special or punitive damages against any party and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this Deposit Agreement. In all cases, the fees of the arbitrators and other costs incurred by the parties in connection with such arbitration shall be paid by the party (or parties) that is (or are) unsuccessful in such arbitration. No party hereto shall be entitled to join or consolidate disputes by or against others in any arbitration, or to include in any arbitration any dispute as a representative or member of a class, or act in any arbitration in the interest of the general public or in a private attorney general capacity.

(c) Actions by Holders etc. By holding an ADS or an interest therein, Holders and owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving the Company or the Depositary, arising out of or based upon this Deposit Agreement or the transactions contemplated hereby, may only be instituted in a state or federal court in New York, New York, and by holding an ADS or an interest therein each irrevocably waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

11

To the extent that the Company or any of its properties, assets or revenues may have or may hereafter be entitled to, or have attributed to it, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding (including any arbitration), from the giving of any relief in respect thereof, from setoff or counterclaim, from the jurisdiction of any court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution or judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment or arbitral award, in any jurisdiction in which proceedings may at any time be commenced, with respect to its obligations, liabilities or other matters under or arising out of or in connection with the Shares or Deposited Securities, the ADSs, the ADRs or this Deposit Agreement, the Company, to the fullest extent permitted by law, hereby irrevocably and unconditionally waives, and agrees not to plead or claim, any such immunity and consents to such relief and enforcement.

(d) Waiver. EACH PARTY TO THIS DEPOSIT AGREEMENT (INCLUDING, FOR AVOIDANCE OF DOUBT, EACH HOLDER AND BENEFICIAL OWNER AND/OR HOLDER OF INTERESTS IN ADRS) HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING AGAINST THE DEPOSITARY AND/OR THE COMPANY DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE SHARES OR OTHER DEPOSITED SECURITIES, THE ADSs OR THE ADRs, THE DEPOSIT AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREIN OR THEREIN, OR THE BREACH HEREOF OR THEREOF (WHETHER BASED ON CONTRACT, TORT, COMMON LAW OR ANY OTHER THEORY).

12

IN WITNESS WHEREOF, SOUFUN HOLDINGS LIMITED and JPMORGAN CHASE BANK, N.A. have duly executed this Deposit Agreement as of the day and year first above set forth and all holders of ADRs shall become parties hereto upon acceptance by them of ADRs issued in accordance with the terms hereof.

SOUFUN HOLDINGS LIMITED

By:
Name:
Title

JPMORGAN CHASE BANK, N.A.

By:
Name:
Title:	Vice President

13

EXHIBIT A-1

ANNEXED TO AND INCORPORATED IN

DEPOSIT AGREEMENT

[FORM OF FACE [MASTER] RULE 144A ADR]

No. of ADSs:
Number

Each ADS represents
One Share

CUSIP:

[MASTER] RULE 144A AMERICAN DEPOSITARY RECEIPT

evidencing

RULE 144A AMERICAN DEPOSITARY SHARES

representing

CLASS A ORDINARY SHARES

of

SOUFUN HOLDINGS LIMITED

(Incorporated under the laws of the Cayman Islands)

[Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation (“DTC”), to JPMorgan Chase Bank, N.A., as depositary, or its agent for registration of transfer, exchange, or payment, and any certificate issued in exchange for this certificate or any portion hereof is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co. has an interest herein.]

A-1-1

THIS SECURITY, THE AMERICAN DEPOSITARY SHARES DELIVERABLE UPON CONVERSION OF THIS SECURITY AND THE CLASS A ORDINARY SHARES REPRESENTED THEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

(1) REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS (a) A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) OR (b) A PERSON THAT IS NOT A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) AND IS LOCATED OUTSIDE THE UNITED STATES (WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT AND THAT IT AND ANY SUCH ACCOUNT IS NOT AN AFFILIATE OF SOUFUN HOLDINGS LIMITED (THE “COMPANY”), AND

(2) AGREES FOR THE BENEFIT OF THE COMPANY THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, OR

(C) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR

(D) OUTSIDE THE UNITED STATES TO A PERSON WHO IS NOT A U.S. PERSON IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, OR

(E) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE).

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (2)(E) ABOVE, THE COMPANY AND THE DEPOSITARY RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

NO AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY OR PERSON THAT HAS BEEN AN AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY DURING THE THREE IMMEDIATELY PRECEDING MONTHS MAY PURCHASE, OTHERWISE ACQUIRE OR OWN THIS NOTE OR A BENEFICIAL INTEREST HEREIN.

NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE SHARES MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF THE SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK, UNLESS AND UNTIL SUCH TIME AS THE SHARES ARE NO LONGER RESTRICTED SECURITIES UNDER THE SECURITIES ACT OF 1933. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OF 1933 FOR RESALE OF THE SHARES OR RULE 144A AMERICAN DEPOSITARY SHARES.

A-1-2

JPMORGAN CHASE BANK, N.A., a national banking association organized under the laws of the United States, as depositary hereunder (the “Depositary”), hereby certifies that [Cede & Co., as nominee of The Depository Trust Company,] is the registered holder of [the number indicated on the records of the Depositary of] American Depositary Shares (“ADSs”), each (subject to paragraph (13)) representing one Class A ordinary share (including the rights to receive Shares described in paragraph (1), “Shares” and, together at any time with all Shares at such time deposited under the Deposit Agreement, hereinafter defined, and any and all other Shares, securities, cash or property at such time held for the account of the Depositary in respect or in lieu of such deposited Shares and other Shares, securities, property and cash, the “Deposited Securities”), of SouFun Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands and its successors (the “Company”), deposited under the Deposit Agreement dated as of December [—], 2013 (as amended from time to time, the “Deposit Agreement”) among the Company, the Depositary and all holders from time to time of American depositary receipts issued thereunder (“ADRs”), each of whom by accepting a ADR or a beneficial interest in the Master ADR (as defined in Section 2(b) of the Deposit Agreement) becomes a party thereto. The Deposit Agreement and this ADR (which includes the provisions set forth on the reverse hereof) shall be governed by and construed in accordance with the laws of the State of New York.

(1) Issuance and Pre-Release of ADSs. This ADR is one of the ADRs issued under the Deposit Agreement. Subject to the Deposit Agreement and the other provisions hereof, the Depositary may so issue ADRs or adjust its records to increase the number of ADSs evidenced by the Master ADR only against deposit of: (a) Shares in form satisfactory to the Custodian; (b) rights to receive Shares from the Company or any registrar, transfer agent, clearing agent or other entity recording Share ownership or transactions; or (c) in accordance with the next paragraph hereof.

In its capacity as Depositary, the Depositary shall not lend Shares or ADSs; provided, however, that the Depositary may (i) issue ADSs prior to the receipt of Shares and (ii) deliver Shares prior to the receipt of ADSs for withdrawal of Deposited Securities, including ADSs which were issued under (i) above but for which Shares may not have been received (each such transaction a “Pre-Release”). The Depositary may receive ADSs in lieu of Shares under (i) above (which ADSs will promptly be canceled by the Depositary upon receipt by the Depositary) and receive Shares in lieu of ADSs under (ii) above. Each such Pre-Release will be subject to a written agreement whereby the person or entity (the “Applicant”) to whom ADSs or Shares are to be delivered (a) represents that at the time of the Pre-Release the Applicant or its customer owns the Shares or ADSs that are to be delivered by the Applicant under such Pre-Release, (b) agrees to indicate the Depositary as owner of such Shares or ADSs in its records and to hold such Shares or ADSs in trust for the Depositary until such Shares or ADSs are delivered to the Depositary or the Custodian, (c) unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Shares or ADSs, and (d) agrees to any additional restrictions or requirements that the Depositary deems appropriate. Each such Pre-Release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary deems appropriate, terminable by the Depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of ADSs and Shares involved in such Pre-Release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may also set limits with respect to the number of ADSs and Shares involved in Pre-Release with any one person on a case-by-case basis as it deems appropriate. The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with Pre-Release transactions, but not the earnings thereon, shall be held for the benefit of the Holders (other than the Applicant).

A-1-3

Every person depositing Shares under the Deposit Agreement represents and warrants that (a) such Shares and the certificates therefor are duly authorized, validly issued and outstanding, fully paid, nonassessable and legally obtained by such person (b) all pre-emptive and comparable rights, if any, with respect to such Shares have been validly waived or exercised, (c) that the person making such deposit is duly authorized so to do, (d) the Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and that the person making such deposit is duly authorized so to do. Such representations and warranties shall survive the deposit and withdrawal of Shares and the issuance and cancellation of ADSs in respect thereof and the transfer of such ADSs, including, without limitation, the adjustment of the Depositary’s records in respect of the Master ADR.

(2) Withdrawal of Deposited Securities. Subject to the Deposit Agreement and paragraphs (4), (5) and (7) and to the provisions of or governing Deposited Securities (including the Company’s constituent documents or applicable law), upon (i) surrender of any ADSs evidenced hereby by (a) electronic delivery of ADSs from the DTC Participant (as defined in Section 2(b) of the Deposit Agreement) account of a beneficial owner of an interest in the Master ADR to the Depositary’s DTC Participant account, if certificated ADRs are then not available pursuant to Section 2 of the Deposit Agreement, or (b) delivery of certificated ADRs (properly endorsed in blank or accompanied by proper instruments of transfer, satisfactory to the Depositary) evidencing ADSs by the Holder (as defined in paragraph (3) hereof) to the Depositary at the Transfer Office, if certificated ADRs are then available pursuant to Section 2 of the Deposit Agreement, in either case for the withdrawal of Deposited Securities represented thereby, (ii) receipt by the Depositary of a written order (a “Withdrawal Order”) from or on behalf of such beneficial owner or Holder, as the case may be, directing the Depositary to deliver the Deposited Securities represented by such ADSs at, or to the extent in dematerialized form from, the Custodian’s office to or to the order of the persons designated therein (which delivery may be in the form of Unrestricted ADSs), (iii) receipt by the Depositary of an executed certification substantially in the form of Exhibit C-2 annexed to the Deposit Agreement (or in such other form as the Company shall approve) or an electronic certification through DTC, Euroclear or Clearstream, as the case may be, in lieu of such certification set forth in Exhibit C-2 to the Deposit Agreement by or on behalf of such beneficial owner or Holder, as the case may be, and (iv) receipt by the Depositary of a legal opinion of U.S. counsel to the cancelling Holder or beneficial owner of the ADSs being cancelled, in form and substance reasonably acceptable to the Depositary, stating that (a) the Shares and the Unrestricted ADSs issued in respect of the Shares may be freely offered and sold by the Holder in a single transaction, without registration under the Securities Act by reason of Rule 144 promulgated thereunder, (b) any purchaser of the Unrestricted ADSs, or the Shares represented thereby, will receive securities that are not “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, (c) the Depositary may, under the Securities Act and pursuant to Rule 144 thereunder, issue to the Holder a certificate for Unrestricted ADSs without a restrictive legend, and any stop-transfer instruction with respect to such certificate may be removed from the Depositary’s records and (d) such other matters as the Depositary may reasonably request, such beneficial owner or Holder, as the case may be, is entitled to delivery at, or to the extent in dematerialized form from, the Custodian’s office of the Deposited Securities represented by such ADSs to or to the order of the persons named in such Withdrawal Order provided that the Depositary may deliver Shares prior to the receipt of ADSs for withdrawal of Deposited Securities, including ADSs which were issued under (1) above but for which Shares may not have been received (until such ADSs are actually deposited, “Pre released Shares”) only if all the conditions in (1) above related to such Pre-Release are satisfied). To the extent a request for withdrawal is provided along with a request that the Shares be deposited under the Unrestricted Deposit Agreement, requesting non-affiliate Holders shall also provide the Depositary with the certification set forth in Exhibit C-3 to the Deposit Agreement and requesting affiliate Holders shall also provide the Depositary with the certification set forth in Exhibit C-4 to the Deposit Agreement. At the request, risk and expense of such beneficial owner or Holder, the Depositary may deliver such Deposited Securities at such other place outside the United States as may have been requested in the Withdrawal Order.

A-1-4

(3) Transfers of ADRs. The Depositary or its agent will keep, at a designated transfer office (the “Transfer Office”), (a) a register (the “ADR Register”) for the registration, registration of transfer, combination and split-up of ADRs, which at all reasonable times will be open for inspection by Holders and the Company for the purpose of communicating with Holders in the interest of the business of the Company or a matter related to the Deposit Agreement and (b) facilities for the delivery and receipt of ADRs. Subject to the restrictions on transfer appearing hereon, title to this ADR (and to the Deposited Securities represented by the ADSs evidenced hereby) when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the State of New York; provided that the Depositary, notwithstanding any notice to the contrary, may treat the person or persons in whose name this ADR is registered on the ADR Register (the “Holder”) as the absolute owner hereof for all purposes and neither the Depositary nor the Company will have any obligation or be subject to any liability under the Deposit Agreement to any holder of a ADR, unless such holder is the Holder thereof. Subject to paragraphs (4) and (5) and the restrictions on transfer appearing hereon, this ADR is transferable on the ADR Register and may be split into other ADRs or combined with other ADRs into one ADR, evidencing the aggregate number of ADSs surrendered for split-up or combination, by the Holder hereof or by such Holder’s duly authorized attorney upon surrender of this ADR at the Transfer Office properly endorsed or accompanied by proper instruments of transfer and duly stamped as may be required by applicable law; provided that the Depositary may close the ADR Register at any time or from time to time when deemed expedient by it or when requested by the Company to the extent required by applicable law; provided that the Depositary shall have no liability and shall be indemnified by the Company in such event.

A-1-5

(4) Certain Limitations. Prior to the issue, registration, registration of transfer, split-up or combination of any ADR, the adjustment of the Depositary’s records in respect of the Master ADR, the delivery of any distribution in respect thereof, or the withdrawal of any Deposited Securities, and from time to time in the case of clause (b)(ii) of this paragraph (4), the Company, the Depositary or the Custodian may require: (a) payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of Shares or other Deposited Securities upon any applicable register and (iii) any applicable charges as provided in paragraph (7); (b) the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature, and (ii) such other information, including without limitation information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing Deposited Securities and terms of the Deposit Agreement and this ADR (including without limitation the restrictions on transfer appearing hereon), as it may deem necessary or proper; and (c) compliance with such regulations as the Depositary may establish consistent with the Deposit Agreement. The acceptance of deposits of Shares, the adjustment of the Depositary’s records in respect of the Master ADR, the issuance, registration, registration of transfer, split-up or combination of ADRs or the withdrawal of Deposited Securities may be suspended, generally or in particular instances, when the ADR Register or any register for Deposited Securities is closed or when any such action is deemed advisable by the Depositary.

(5) Taxes. If any tax or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the Custodian or the Depositary with respect to this ADR, any Deposited Securities represented by the ADSs evidenced hereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation (SAT) or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the Holder hereof to the Depositary and by holding or having held a ADR, the Holder and all prior Holders hereof, jointly and severally, agree to indemnify, defend and save harmless each of the Depositary and its agents in respect thereof. The Depositary may refuse to effect any registration, registration of transfer, split-up or combination hereof, any adjustment of its records in respect of the Master ADR or any withdrawal of such Deposited Securities until such payment is made. The Depositary may also deduct from any distribution hereon, or may sell (by public or private sale) for the account of the Holder hereof any part or all of such Deposited Securities (after attempting by reasonable means to notify the Holder hereof prior to such sale), and may apply such deduction or the proceeds of any such sale in payment of such tax or other governmental charge, the Holder hereof remaining liable for any deficiency, and shall reduce the number of ADSs evidenced hereby to reflect any such sales of Shares. In connection with any distribution to Holders, the Company will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Company; and the Depositary and the Custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Depositary or the Custodian. If the Depositary determines that any distribution in property other than cash (including Shares or rights) on Deposited Securities is subject to any tax that the Depositary or the Custodian is obligated to withhold, the Depositary may dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes, by public or private sale, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes to the Holders entitled thereto. Each Holder of a ADR or an interest therein agrees to indemnify the Depositary, the Company, the Custodian and any of their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

A-1-6

(6) Disclosure of Interests. To the extent that the provisions of or governing any Deposited Securities may require disclosure of or impose limits on beneficial or other ownership of Deposited Securities, other Shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, Holders and all persons holding ADRs or beneficial interests in the Master ADR agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable Company instructions in respect thereof. The Company reserves the right to instruct Holders to deliver their ADSs for cancellation and withdrawal of the Deposited Securities so as to permit the Company to deal directly with the Holder thereof as a holder of Shares and Holders agree to comply with such instructions. The Depositary agrees to cooperate with the Company in its efforts to inform Holders of the Company’s exercise of its rights under this paragraph and agrees to consult with, and provide reasonable assistance without risk, liability or expense on the part of the Depositary, to the Company on the manner or manners in which it may enforce such rights with respect to any Holder.

(7) Charges of Depositary. The Depositary may charge, and collect from, (i) each person to whom ADSs are issued or for whom the Depositary adjusts its records to increase the number of ADSs evidenced by the Master ADR, including, without limitation, issuances against deposits of Shares, issuances in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in paragraph (10)), issuances pursuant to a stock dividend or stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the Deposited Securities, and (ii) each person surrendering ADSs for withdrawal of Deposited Securities or whose ADSs are cancelled or reduced for any other reason, U.S. $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered (or for whom the Depositary adjusts its records to decrease the number of ADSs evidenced by the Master ADR), as the case may be. The Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge. The following additional charges shall be incurred by the Holders, by any party depositing or withdrawing Shares or by any party surrendering ADRs, to whom ADRs (or an interest in the Master ADR) are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or the Deposited Securities or a distribution of ADRs pursuant to paragraph (10)), whichever is applicable (i) a fee of U.S. $0.05 or less per ADS for any Cash distribution made pursuant to the Deposit Agreement, (ii) a fee of U.S. $1.50 per ADR or ADRs for transfers made pursuant to paragraph (3) hereof, (iii) a fee for the distribution or sale of securities pursuant to paragraph (10) hereof, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes of this paragraph (7) treating all such securities as if they were Shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to Holders entitled thereto, (iv) an aggregate fee of U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against Holders as of the record date or record dates set by the Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions), and (v) a fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary and/or any of its agents (including, without limitation, the Custodian and expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the Shares or other Deposited Securities, the sale of securities (including, without limitation, Deposited Securities), the delivery of Deposited Securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against Holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions). The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), (iii) transfer or registration fees for the registration or transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement), and (iv) in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees and expenses charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion. Such charges may at any time and from time to time be changed by agreement between the Company and the Depositary.

A-1-7

The right of the Depositary to receive payment of fees, charges and expenses as provided above shall survive the termination of the Deposit Agreement. As to any Depositary, upon the resignation or removal of such Depositary, such right shall extend for those fees, charges and expenses incurred prior to the effectiveness of such resignation or removal.

(8) Available Information. The Deposit Agreement, the provisions of or governing Deposited Securities and any written communications from the Company, which are both received by the Custodian or its nominee as a holder of Deposited Securities and made generally available to the holders of Deposited Securities, are available for inspection by Holders at the offices of the Depositary and the Custodian and at the Transfer Office. The Depositary will distribute copies of such communications (or English translations or summaries thereof) to Holders when furnished by the Company. Whenever the Company is not subject to Section 13 or 15(d) of the Securities Exchange Act of 1934 or exempt from reporting pursuant to Rule 12g3-2(b) under such Act, the Company shall provide the information described in Rule 144A(d)(4) under the Securities Act of 1933 to, upon the request of, any Holder, beneficial owner of an interest in the Master ADR or holder of Shares, any prospective purchaser of ADSs designated by such Holder or beneficial owner or any prospective purchaser of Shares designated by such holder.

A-1-8

(9) Execution. This ADR shall not be valid for any purpose unless executed by the Depositary by the manual or facsimile signature of a duly authorized officer of the Depositary.

Dated:

JPMORGAN CHASE BANK, N.A., as Depositary

By
Authorized Officer

The Depositary’s Office is located at 1 Chase Manhattan Plaza, Floor 58, New York, New York, 10005-1401.

A-1-9

[FORM OF REVERSE OF RULE 144A ADR]

(10) Distributions on Deposited Securities. Subject to paragraphs (4), (5) and (7), to the extent practicable, the Depositary will distribute to each Holder entitled thereto on the record date set by the Depositary therefor at such Holder’s address shown on the ADR Register, in proportion to the number of Deposited Securities (on which the following distributions on Deposited Securities are received by the Custodian) represented by ADSs evidenced by such Holder’s ADRs:

(a) Cash. Any U.S. dollars available to the Depositary resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof authorized in this paragraph (10) (“Cash”), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain Holders, and (iii) deduction of the Depositary’s and/or its agents’ fees and expenses in (1) converting any foreign currency to U.S. dollars by sale or in such other manner as the Depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time, and (4) making any sale by public or private means in any commercially reasonable manner; provided, however, that in the event that any of the deposited Shares is not entitled, by reason of its date of issuance, or otherwise, to receive the full amount of such cash dividend or distribution, the Depositary shall make appropriate adjustments in the amounts distributed to the Holders of the ADRs issued in respect of such Shares; and provided, further, that in the event that the Company or the Depositary shall be required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, the amount distributed on the ADRs issued in respect of such Deposited Securities shall be reduced accordingly.

(b) Shares. (i) Additional ADRs evidencing whole ADSs representing any Shares available to the Depositary resulting from a dividend or free distribution on Deposited Securities consisting of Shares (a “Share Distribution”), provided that, so long as certificated ADRs are not then available under Section 2 of the Deposit Agreement, in lieu of mailing such additional ADRs, the Depositary will credit DTC, with appropriate notifications thereof, and adjust its records in respect of the Master ADR to reflect additional whole ADSs representing Shares available to the Depositary resulting from a Share Distribution, and (ii) U.S. dollars available to it resulting from the net proceeds of sales of Shares received in a Share Distribution, which Shares would give rise to fractional ADSs if additional ADRs were issued therefor, as in the case of Cash.

(c) Rights. (i) Warrants or other instruments (or interests therein which may be electronically credited to DTC) in the discretion of the Depositary representing rights to acquire additional ADSs in respect of any rights to subscribe for additional Shares or rights of any nature available to the Depositary as a result of a distribution on Deposited Securities (“Rights”), to the extent that the Company timely furnishes to the Depositary evidence satisfactory to the Depositary that the Depositary may lawfully distribute the same (the Company has no obligation to so furnish such evidence), or (ii) to the extent the Company does not so furnish such evidence and sales of Rights are practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Rights as in the case of Cash, or (iii) to the extent the Company does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the nontransferability of the Rights, limited markets therefor, their short duration or otherwise, nothing (and any Rights may lapse).

A-1-10

(d) Other Distributions. (i) Securities or property available to the Depositary resulting from any distribution on Deposited Securities other than Cash, Share Distributions and Rights (“Other Distributions”), by any means that the Depositary may deem equitable and practicable, or (ii) to the extent the Depositary deems distribution of such securities or property not to be equitable and practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Other Distributions as in the case of Cash. The Depositary reserves the right to utilize a division, branch or affiliate of JPMorgan Chase Bank, N.A. to direct, manage and/or execute any public and/or private sale of securities hereunder. Such division, branch and/or affiliate may charge the Depositary a fee in connection with such sales, which fee is considered an expense of the Depositary contemplated above and/or under paragraph (7) hereof. Any U.S. dollars available will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the Depositary in accordance with its then current practices.

(11) Record Dates. The Depositary may, after consultation with the Company if practicable, fix a record date (which, to the extent applicable, shall be as near as practicable to any corresponding record date set by the Company) for the determination of the Holders who shall be responsible for the fee assessed by the Depositary for administration of the ADR program and for any expenses provided for in paragraph (7) hereof as well as for the determination of the Holders who shall be entitled to receive any distribution on or in respect of Deposited Securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of or be affected by other matters and, only such Holders shall be so entitled or obligated.

(12) Voting of Deposited Securities. As soon as practicable after receipt from the Company of notice of any meeting or solicitation of consents or proxies of holders of Shares or other Deposited Securities, the Depositary shall distribute to Holders a notice stating (a) such information as is contained in such notice and any solicitation materials (or a summary thereof), (b) that each Holder on the record date set by the Depositary therefor will, subject to any applicable provisions of law, rule, regulation and the Company’s constituent documents, be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by the ADSs evidenced by such Holder’s ADRs and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by the Company. Upon actual receipt by the ADR department of the Depositary of instructions of a Holder on such record date in the manner and on or before the time established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing Deposited Securities to vote or cause to be voted the Deposited Securities represented by the ADSs evidenced by such Holder’s ADRs in accordance with such instructions. The Depositary will not itself exercise any voting discretion in respect of any Deposited Securities. There is no guarantee that Holders generally or any Holder in particular will receive the notice described above with sufficient time to enable such Holder to return any voting instructions to the Depositary in a timely manner. Notwithstanding anything contained in the Deposit Agreement or any ADR, the Depositary may, to the extent not prohibited by law, rule, regulation or the Company’s constituent documents, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the Depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of Deposited Securities, distribute to the Holders a notice that provides Holders with, or otherwise publicizes to Holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials). Holders are strongly encouraged to forward their voting instructions as soon as possible. Voting instructions will not be deemed received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by JPMorgan Chase Bank, N.A., as Depositary, prior to such time.

A-1-11

The Depositary has been advised by the Company that under the Cayman Islands law and the Memorandum and Articles of Association of the Company, each as in effect as of the date of the Deposit Agreement, voting at any meeting of shareholders of the Company is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with the Memorandum and Articles of Association, the Depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the Depositary from Holders shall lapse. The Depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by Holders of ADSs.

(13) Changes Affecting Deposited Securities. Subject to paragraphs (4) and (5), the Depositary may, in its discretion, and shall if reasonably requested by the Company, amend this ADR or distribute additional or amended ADRs (with or without calling this ADR for exchange) or cash, securities or property on the record date set by the Depositary therefor to reflect any change in par value, split up, consolidation, cancellation or other reclassification of Deposited Securities, any Share Distribution or Other Distribution not distributed to Holders or any cash, securities or property available to the Depositary in respect of Deposited Securities from (and the Depositary is hereby authorized to surrender any Deposited Securities to any person and, irrespective of whether such Deposited Securities are surrendered or otherwise cancelled by operation of law, rule, regulation or otherwise, to sell by public or private sale any property received in connection with) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of the Company, and to the extent the Depositary does not so amend this ADR or make a distribution to Holders to reflect any of the foregoing, or the net proceeds thereof, whatever cash, securities or property results from any of the foregoing shall constitute Deposited Securities and each ADS evidenced by this ADR shall automatically represent its pro rata interest in the Deposited Securities as then constituted. Promptly upon the occurrence of any of the aforementioned changes affecting Deposited Securities, the Company shall notify the Depositary in writing of such occurrence and as soon as practicable after receipt of such notice from the Company, may instruct the Depositary to give notice thereof, at the Company’s expense, to Holders in accordance with the provisions hereof. Upon receipt of such instruction, the Depositary shall give notice to the Holders in accordance with the terms thereof, as soon as reasonably practicable.

A-1-12

(14) Exoneration. The Depositary, the Company, their agents and each of them shall: (a) incur no liability (i) if any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, The People’s Republic of China (including the Hong Kong Special Administrative Region, the People’s Republic of China) or any other country, or of any governmental or regulatory authority or any securities exchange or market or automated quotation system, the provisions of or governing any Deposited Securities, any present or future provision of the Company’s charter, any act of God, war, terrorism, nationalization or other circumstance beyond its control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the Deposit Agreement or this ADR provides shall be done or performed by it or them (including, without limitation, voting pursuant to paragraph (12) hereof), or (ii) by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement or this ADR (including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable); (b) assume no liability except to perform its obligations to the extent they are specifically set forth in this ADR and the Deposit Agreement without gross negligence or willful misconduct; (c) in the case of the Depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or this ADR; (d) in the case of the Company and its agents hereunder be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or this ADR, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required, or (e) not be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder or beneficial owner of an interest in the Master ADR, or any other person believed by it to be competent to give such advice or information. The Depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. The Depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any Custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A. The Depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale. Notwithstanding anything to the contrary contained in the Deposit Agreement (including the ADRs), subject to the penultimate sentence of this paragraph (14), the Depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the Custodian except to the extent that the Custodian has (i) committed fraud or willful misconduct in the provision of custodial services to the Depositary or (ii) failed to use reasonable care in the provision of custodial services to the Depositary as determined in accordance with the standards prevailing in the jurisdiction in which the Custodian is located. The Depositary, its agents and the Company may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by them to be genuine and to have been signed, presented or given by the proper party or parties. The Depositary shall be under no obligation to inform Holders or any other holders of an interest in an ADS about the requirements of Cayman Island or People’s Republic of China (including the Hong Kong Special Administrative Region, the People’s Republic of China) law, rules or regulations or any changes therein or thereto. The Depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, for the manner in which any such vote is cast or for the effect of any such vote. The Depositary may rely upon instructions from the Company or its counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in ADS. Notwithstanding anything to the contrary set forth in the Deposit Agreement or a ADR, the Depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the Deposit Agreement, any Holder or Holders, any ADR or ADRs or otherwise related hereto to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. None of the Depositary, the Custodian or the Company shall be liable for the failure by any Holder or beneficial owner to obtain the benefits of credits on the basis of non-U.S. tax paid against such Holder’s or beneficial owner’s income tax liability. The Depositary and the Company shall not incur any liability for any tax consequences that may be incurred by Holders and beneficial owners on account of their ownership of the ADRs or ADSs. The Depositary shall not incur any liability for the content of any information submitted to it by or on behalf of the Company for distribution to the Holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the Deposited Securities, for the validity or worth of the Deposited Securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the Deposit Agreement or for the failure or timeliness of any notice from the Company. The Depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence while it acted as Depositary. By holding a ADS or an interest therein, Holders and owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving the Company or the Depositary, arising out of or based upon the Deposit Agreement or the transactions contemplated hereby, may only be instituted in a state or federal court in New York, New York, and by holding a ADS or an interest therein each irrevocably waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company has agreed to indemnify the Depositary and its agents under certain circumstances. Neither the Depositary nor any of its agents shall be liable to Holders or beneficial owners of interests in ADSs (including those evidenced by the Master ADR) for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

A-1-13

(15) Resignation and Removal of Depositary; the Custodian. The Depositary may resign as Depositary by written notice of its election so to do delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by no less than 90 days prior written notice of such removal, to become effective upon the later of (i) the 90th day after delivery of the notice to the Depositary and (ii) the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may appoint substitute or additional Custodians and the term “Custodian” refers to each Custodian or all Custodians as the context requires.

(16) Amendment. The ADRs and the Deposit Agreement may be amended by the Company and the Depositary, provided that any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that shall otherwise prejudice any substantial existing right of Holders, shall become effective 30 days after notice of such amendment shall have been given to the Holders. Every Holder of a ADR at the time any amendment to the Deposit Agreement so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Holder of any ADR to surrender such ADR and receive the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any governmental body or regulatory body or authority should adopt new laws, rules or regulations which would require amendment or supplement of the Deposit Agreement or the Form of ADR to ensure compliance therewith, the Company and the Depositary may amend or supplement the Deposit Agreement and the ADR at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the Deposit Agreement in such circumstances may become effective before a notice of such amendment or supplement is given to Holders or within any other period of time as required for compliance. Notice of any amendment to the Deposit Agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the Holders identifies a means for Holders to retrieve or receive the text of such amendment.

(17) Termination. The Depositary may, and shall at the written direction of the Company, terminate the Deposit Agreement and this ADR by mailing notice of such termination to the Holders at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the Depositary shall have (i) resigned as Depositary hereunder, notice of such termination by the Depositary shall not be provided to Holders unless a successor depositary shall not be operating hereunder within 60 days of the date of such resignation, or (ii) been removed as Depositary hereunder, notice of such termination by the Depositary shall not be provided to Holders unless a successor depositary shall not be operating hereunder on the 90th day after the Company’s notice of removal was first provided to the Depositary. After the date so fixed for termination, the Depositary and Company shall each use their reasonable efforts to ensure that the ADSs cease to be DTC, Euroclear and Clearstream eligible so that neither DTC nor any of its nominees nor any common depositary for Euroclear and/or Clearstream shall thereafter be a Holder. At such time as the ADSs cease to be DTC, Euroclear and Clearstream eligible and/or neither DTC nor any of its nominees or the common depositary for Euroclear and Clearstream is a Holder, the Depositary shall (a) instruct its Custodian to deliver all Deposited Securities to the Company along with a general stock power that refers to the names set forth on the ADR Register and (b) provide the Company with a copy of the ADR Register (which copy may be sent by email or by any means permitted under the notice provisions of the Deposit Agreement). Upon receipt of such Deposited Securities and the ADR Register, the Company shall use its best efforts to issue to each Holder a Share certificate representing the Shares represented by the ADSs reflected on the ADR Register in such Holder’s name and to deliver such Share certificate to the Holder at the address set forth on the ADR Register. After providing such instruction to the Custodian and delivering a copy of the ADR Register to the Company, the Depositary and its agents will perform no further acts under the Deposit Agreement and this ADR and shall cease to have any obligations under the Deposit Agreement and/or the ADRs. After the Company receives the copy of the ADR Register and the Deposited Securities, the Company shall be discharged from all obligations under the Deposit Agreement except (i) to distribute the Shares to the Holders entitled thereto and (ii) for its obligations to the Depositary and its agents.

A-1-14

(18) Appointment. Each Holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the Deposit Agreement shall be deemed for all purposes to (a) be a party to and bound by the terms of the Deposit Agreement and the applicable ADR(s), and (b) appoint the Depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the Deposit Agreement and the applicable ADR(s), to adopt any and all procedures necessary to comply with applicable law and to take such action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the Deposit Agreement and the applicable ADR(s), the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

(19) Waiver. EACH PARTY TO THE DEPOSIT AGREEMENT (INCLUDING, FOR AVOIDANCE OF DOUBT, EACH HOLDER AND BENEFICIAL OWNER AND/OR HOLDER OF INTERESTS IN ADRS) HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING AGAINST THE DEPOSITARY AND/OR THE COMPANY DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE SHARES OR OTHER DEPOSITED SECURITIES, THE ADSs OR THE ADRs, THE DEPOSIT AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREIN OR THEREIN, OR THE BREACH HEREOF OR THEREOF (WHETHER BASED ON CONTRACT, TORT, COMMON LAW OR ANY OTHER THEORY).

(20) Elective Distributions in Cash or Shares. Whenever the Company intends to distribute a dividend payable at the election of the holders of Shares in cash or in additional Shares, the Company shall give notice thereof to the Depositary at least 30 days prior to the proposed distribution stating whether or not it wishes such elective distribution to be made available to Holders. Upon receipt of notice indicating that the Company wishes such elective distribution to be made available to Holders, the Depositary shall consult with the Company to determine, and the Company shall assist the Depositary in its determination, whether it is lawful and reasonably practicable to make such elective distribution available to the Holders. The Depositary shall make such elective distribution available to Holders only if (i) the Company shall have timely requested that the elective distribution is available to Holders, (ii) the Depositary shall have determined that such distribution is reasonably practicable and (iii) the Depositary shall have received satisfactory documentation within the terms of Section 14 of the Deposit Agreement including, without limitation, any legal opinions of counsel in any applicable jurisdiction that the Depositary in its reasonable discretion may request, at the expense of the Company. If the above conditions are not satisfied, the Depositary shall, to the extent permitted by law, distribute to the Holders, on the basis of the same determination as is made in the local market in respect of the Shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional Shares. If the above conditions are satisfied, the Depositary shall establish a record date and establish procedures to enable Holders to elect the receipt of the proposed dividend in cash or in additional ADSs. The Company shall assist the Depositary in establishing such procedures to the extent necessary. Nothing herein shall obligate the Depositary to make available to Holders a method to receive the elective dividend in Shares (rather than ADSs). There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Shares.

A-1-15

EXHIBIT A-2

ANNEXED TO AND INCORPORATED IN

DEPOSIT AGREEMENT

[FORM OF FACE OF [MASTER] REGULATION S ADR]

No. of ADSs:
Number

Each ADS represents One Share

CUSIP:

[MASTER] REGULATION S AMERICAN DEPOSITARY RECEIPT

evidencing

REGULATION S AMERICAN DEPOSITARY SHARES

representing

CLASS A ORDINARY SHARES

of

SOUFUN HOLDINGS LIMITED

(Incorporated under the laws of the Cayman Islands)

[Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation (“DTC”), to JPMorgan Chase Bank, N.A., as depositary, or its agent for registration of transfer, exchange, or payment, and any certificate issued in exchange for this certificate or any portion hereof is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co. has an interest herein.]

A-2-1

THIS SECURITY, THE AMERICAN DEPOSITARY SHARES DELIVERABLE UPON CONVERSION OF THIS SECURITY AND THE CLASS A ORDINARY SHARES REPRESENTED THEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

(1) REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS (a) A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) OR (b) A PERSON THAT IS NOT A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) AND IS LOCATED OUTSIDE THE UNITED STATES (WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT AND THAT IT AND ANY SUCH ACCOUNT IS NOT AN AFFILIATE OF SOUFUN HOLDINGS LIMITED (THE “COMPANY”), AND

(2) AGREES FOR THE BENEFIT OF THE COMPANY THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, OR

(C) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR

(D) OUTSIDE THE UNITED STATES TO A PERSON WHO IS NOT A U.S. PERSON IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, OR

(E) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE).

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (2)(E) ABOVE, THE COMPANY AND THE DEPOSITARY RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

NO AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY OR PERSON THAT HAS BEEN AN AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY DURING THE THREE IMMEDIATELY PRECEDING MONTHS MAY PURCHASE, OTHERWISE ACQUIRE OR OWN THIS NOTE OR A BENEFICIAL INTEREST HEREIN.

NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE SHARES MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF THE SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK, UNLESS AND UNTIL SUCH TIME AS THE SHARES ARE NO LONGER RESTRICTED SECURITIES UNDER THE SECURITIES ACT OF 1933.

A-2-2

JPMORGAN CHASE BANK, N.A., a national banking association organized under the laws of the United States, as depositary hereunder (the “Depositary”), hereby certifies that                      is the registered holder of [the number indicated on the records of the Depositary of] American Depositary Shares (“ADSs”), each (subject to paragraph (13)) representing one Class A ordinary share (including the rights to receive Shares described in paragraph (1), “Shares” and, together at any time with all Shares at such time deposited under the Deposit Agreement, hereinafter defined, and any and all other Shares, securities, cash or property at such time held for the account of the Depositary in respect or in lieu of such deposited Shares and other Shares, securities, property and cash, the “Deposited Securities”), of SouFun Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands and its successors (the “Company”), deposited under the Deposit Agreement dated as of December [—], 2013 (as amended from time to time, the “Deposit Agreement”) among the Company, the Depositary and all holders from time to time of American depositary receipts issued thereunder (“ADRs”), each of whom by accepting a ADR or a beneficial interest in the Master ADR (as defined in Section 2(b) of the Deposit Agreement) becomes a party thereto. The Deposit Agreement and this ADR (which includes the provisions set forth on the reverse hereof) shall be governed by and construed in accordance with the laws of the State of New York.

(1) Issuance and Pre-Release of ADSs. This ADR is one of the ADRs issued under the Deposit Agreement. Subject to the Deposit Agreement and the other provisions hereof, the Depositary may so issue ADRs or adjust its records to increase the number of ADSs evidenced by the Master ADR only against deposit of: (a) Shares in form satisfactory to the Custodian; (b) rights to receive Shares from the Company or any registrar, transfer agent, clearing agent or other entity recording Share ownership or transactions; or (c) in accordance with the next paragraph hereof.

In its capacity as Depositary, the Depositary shall not lend Shares or ADSs; provided, however, that the Depositary may (i) issue ADSs prior to the receipt of Shares and (ii) deliver Shares prior to the receipt of ADSs for withdrawal of Deposited Securities, including ADSs which were issued under (i) above but for which Shares may not have been received (each such transaction a “Pre-Release”). The Depositary may receive ADSs in lieu of Shares under (i) above (which ADSs will promptly be canceled by the Depositary upon receipt by the Depositary) and receive Shares in lieu of ADSs under (ii) above. Each such Pre-Release will be subject to a written agreement whereby the person or entity (the “Applicant”) to whom ADSs or Shares are to be delivered (a) represents that at the time of the Pre-Release the Applicant or its customer owns the Shares or ADSs that are to be delivered by the Applicant under such Pre-Release, (b) agrees to indicate the Depositary as owner of such Shares or ADSs in its records and to hold such Shares or ADSs in trust for the Depositary until such Shares or ADSs are delivered to the Depositary or the Custodian, (c) unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Shares or ADSs, and (d) agrees to any additional restrictions or requirements that the Depositary deems appropriate. Each such Pre-Release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary deems appropriate, terminable by the Depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of ADSs and Shares involved in such Pre-Release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may also set limits with respect to the number of ADSs and Shares involved in Pre-Release with any one person on a case-by-case basis as it deems appropriate. The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with Pre-Release transactions, but not the earnings thereon, shall be held for the benefit of the Holders (other than the Applicant).

A-2-3

Every person depositing Shares under the Deposit Agreement represents and warrants that (a) such Shares and the certificates therefor are duly authorized, validly issued and outstanding, fully paid, nonassessable and legally obtained by such person (b) all pre-emptive and comparable rights, if any, with respect to such Shares have been validly waived or exercised, (c) that the person making such deposit is duly authorized so to do, (d) the Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and that the person making such deposit is duly authorized so to do. Such representations and warranties shall survive the deposit and withdrawal of Shares and the issuance and cancellation of ADSs in respect thereof and the transfer of such ADSs, including, without limitation, the adjustment of the Depositary’s records in respect of the Master ADR. Neither the Depositary nor the Custodian, nor any nominee or person on their behalf, shall (i) accept for deposit under the Deposit Agreement any Rule 144A ADRs evidencing Rule 144A ADSs issued pursuant to the Deposit Agreement or Shares withdrawn pursuant to the Deposit Agreement or (ii) issue ADSs or ADRs (or adjust the records of the Depositary in respect of the Master ADR) against delivery thereof, for so long as such Rule 144A ADSs, Rule 144A ADRs or Shares are or may be deemed restricted securities within the meaning of Rule 144 under the Securities Act.

(2) Withdrawal of Deposited Securities. Subject to the Deposit Agreement and paragraphs (4), (5) and (7) and to the provisions of or governing Deposited Securities (including the Company’s constituent documents or applicable law), upon (i) surrender of any ADSs evidenced hereby by (a) electronic delivery of ADSs from the DTC Participant (as defined in Section 2(b) of the Deposit Agreement) account of a beneficial owner of an interest in the Master ADR to the Depositary’s DTC Participant account, if certificated ADRs are then not available pursuant to Section 2 of the Deposit Agreement, or (b) delivery of certificated ADRs (properly endorsed in blank or accompanied by proper instruments of transfer, satisfactory to the Depositary) evidencing ADSs by the Holder (as defined in paragraph (3) hereof) to the Depositary at the Transfer Office, if certificated ADRs are then available pursuant to Section 2 of the Deposit Agreement, in either case for the withdrawal of Deposited Securities represented thereby, (ii) receipt by the Depositary of a written order (a “Withdrawal Order”) from or on behalf of such beneficial owner or Holder, as the case may be, directing the Depositary to deliver the Deposited Securities represented by such ADSs at, or to the extent in dematerialized form from, the Custodian’s office to or to the order of the persons designated therein (which delivery may be in the form of Unrestricted ADSs), and (iii) receipt by the Depositary of a legal opinion of U.S. counsel to the cancelling Holder or beneficial owner of the ADSs being cancelled, in form and substance reasonably acceptable to the Depositary, stating that (a) the Shares and the Unrestricted ADSs issued in respect of the Shares may be freely offered and sold by the Holder in a single transaction, without registration under the Securities Act by reason of Rule 144 promulgated thereunder, (b) any purchaser of the Unrestricted ADSs, or the Shares represented thereby, will receive securities that are not “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, (c) the Depositary may, under the Securities Act and pursuant to Rule 144 thereunder, issue to the Holder a certificate for Unrestricted ADSs without a restrictive legend, and any stop-transfer instruction with respect to such certificate may be removed from the Depositary’s records and (d) such other matters as the Depositary may reasonably request, such beneficial owner or Holder, as the case may be, is entitled to delivery at, or to the extent in dematerialized form from, the Custodian’s office of the Deposited Securities represented by such ADSs to or to the order of the persons named in such Withdrawal Order. At the request, risk and expense of such beneficial owner or Holder, the Depositary may deliver such Deposited Securities at such other place outside the United States as may have been requested in the Withdrawal Order provided that the Depositary may deliver Shares prior to the receipt of ADSs for withdrawal of Deposited Securities, including ADSs which were issued under (1) above but for which Shares may not have been received (until such ADSs are actually deposited, “Pre released Shares”) only if all the conditions in (1) above related to such Pre-Release are satisfied). To the extent a request for withdrawal is provided along with a request that the Shares be deposited under the Unrestricted Deposit Agreement, requesting non-affiliate Holders shall also provide the Depositary with the certification set forth in Exhibit C-3 to the Deposit Agreement and requesting affiliate Holders shall also provide the Depositary with the certification set forth in Exhibit C-4 to the Deposit Agreement. Delivery of Shares represented by ADSs or other Deposited Securities upon surrender of ADSs as provided herein may also be subject to delivery to the Depositary of such written certification and agreement as the Company and Depositary may require. A Regulation S ADR surrendered may be required by the Depositary to be properly endorsed in blank or accompanied by properly executed instruments of transfer in blank.

A-2-4

No Holder may transfer ADSs or Shares represented thereby to, or for the account of, a qualified institutional buyer within the meaning of Rule 144A (“QIB”) unless such Holder (i) withdraws such Shares in accordance with the Deposit Agreement and (ii) instructs the Depositary to deliver the Shares so withdrawn to or for the account of the custodian under the Deposit Agreement for issuance thereunder of Rule 144A ADSs to or for the account of such QIB. Issuance of such Rule 144A ADSs shall be subject to the terms and conditions of the Deposit Agreement and the Rule 144A ADR, including with respect to the deposit of Shares and the issuance of Rule 144A ADSs, including delivery of the duly executed and completed written certificate and agreement required under the Deposit Agreement and the Rule 144A ADR, by or on behalf of the person who will be the beneficial owner of such Rule 144A ADSs, representing that such person is a QIB and agreeing that it will comply with the restrictions on transfer set forth in the Deposit Agreement and the Rule 144A ADR and to payment of the fees, charges and taxes provided therein.

(3) Transfers of ADRs. The Depositary or its agent will keep, at a designated transfer office (the “Transfer Office”), (a) a register (the “ADR Register”) for the registration, registration of transfer, combination and split-up of ADRs, which at all reasonable times will be open for inspection by Holders and the Company for the purpose of communicating with Holders in the interest of the business of the Company or a matter related to the Deposit Agreement and (b) facilities for the delivery and receipt of ADRs. Subject to the restrictions on transfer appearing hereon, title to this ADR (and to the Deposited Securities represented by the ADSs evidenced hereby) when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the State of New York; provided that the Depositary, notwithstanding any notice to the contrary, may treat the person or persons in whose name this ADR is registered on the ADR Register (the “Holder”) as the absolute owner hereof for all purposes and neither the Depositary nor the Company will have any obligation or be subject to any liability under the Deposit Agreement to any holder of a ADR, unless such holder is the Holder thereof. Subject to paragraphs (4) and (5) and the restrictions on transfer appearing hereon, this ADR is transferable on the ADR Register and may be split into other ADRs or combined with other ADRs into one ADR, evidencing the aggregate number of ADSs surrendered for split-up or combination, by the Holder hereof or by such Holder’s duly authorized attorney upon surrender of this ADR at the Transfer Office properly endorsed or accompanied by proper instruments of transfer and duly stamped as may be required by applicable law; provided that the Depositary may close the ADR Register at any time or from time to time when deemed expedient by it or when requested by the Company to the extent required by applicable law; provided that the Depositary shall have no liability and shall be indemnified by the Company in such event.

A-2-5

(4) Certain Limitations. Prior to the issue, registration, registration of transfer, split-up or combination of any ADR, the adjustment of the Depositary’s records in respect of the Master ADR, the delivery of any distribution in respect thereof, or the withdrawal of any Deposited Securities, and from time to time in the case of clause (b)(ii) of this paragraph (4), the Company, the Depositary or the Custodian may require: (a) payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of Shares or other Deposited Securities upon any applicable register and (iii) any applicable charges as provided in paragraph (7); (b) the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature, and (ii) such other information, including without limitation information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing Deposited Securities and terms of the Deposit Agreement and this ADR (including without limitation the restrictions on transfer appearing hereon), as it may deem necessary or proper; and (c) compliance with such regulations as the Depositary may establish consistent with the Deposit Agreement. The acceptance of deposits of Shares, the adjustment of the Depositary’s records in respect of the Master ADR, the issuance, registration, registration of transfer, split-up or combination of ADRs or the withdrawal of Deposited Securities may be suspended, generally or in particular instances, when the ADR Register or any register for Deposited Securities is closed or when any such action is deemed advisable by the Depositary.

(5) Taxes. If any tax or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the Custodian or the Depositary with respect to this ADR, any Deposited Securities represented by the ADSs evidenced hereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation (SAT) or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the Holder hereof to the Depositary and by holding or having held a ADR, the Holder and all prior Holders hereof, jointly and severally, agree to indemnify, defend and save harmless each of the Depositary and its agents in respect thereof. The Depositary may refuse to effect any registration, registration of transfer, split-up or combination hereof, any adjustment of its records in respect of the Master ADR or any withdrawal of such Deposited Securities until such payment is made. The Depositary may also deduct from any distribution hereon, or may sell (by public or private sale) for the account of the Holder hereof any part or all of such Deposited Securities (after attempting by reasonable means to notify the Holder hereof prior to such sale), and may apply such deduction or the proceeds of any such sale in payment of such tax or other governmental charge, the Holder hereof remaining liable for any deficiency, and shall reduce the number of ADSs evidenced hereby to reflect any such sales of Shares. In connection with any distribution to Holders, the Company will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Company; and the Depositary and the Custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Depositary or the Custodian. If the Depositary determines that any distribution in property other than cash (including Shares or rights) on Deposited Securities is subject to any tax that the Depositary or the Custodian is obligated to withhold, the Depositary may dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes, by public or private sale, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes to the Holders entitled thereto. Each Holder of a ADR or an interest therein agrees to indemnify the Depositary, the Company, the Custodian and any of their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

A-2-6

(6) Disclosure of Interests. To the extent that the provisions of or governing any Deposited Securities may require disclosure of or impose limits on beneficial or other ownership of Deposited Securities, other Shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, Holders and all persons holding ADRs or beneficial interests in the Master ADR agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable Company instructions in respect thereof. The Company reserves the right to instruct Holders to deliver their ADSs for cancellation and withdrawal of the Deposited Securities so as to permit the Company to deal directly with the Holder thereof as a holder of Shares and Holders agree to comply with such instructions. The Depositary agrees to cooperate with the Company in its efforts to inform Holders of the Company’s exercise of its rights under this paragraph and agrees to consult with, and provide reasonable assistance without risk, liability or expense on the part of the Depositary, to the Company on the manner or manners in which it may enforce such rights with respect to any Holder.

(7) Charges of Depositary. The Depositary may charge, and collect from, (i) each person to whom ADSs are issued or for whom the Depositary adjusts its records to increase the number of ADSs evidenced by the Master ADR, including, without limitation, issuances against deposits of Shares, issuances in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in paragraph (10)), issuances pursuant to a stock dividend or stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the Deposited Securities, and (ii) each person surrendering ADSs for withdrawal of Deposited Securities or whose ADSs are cancelled or reduced for any other reason, U.S. $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered (or for whom the Depositary adjusts its records to decrease the number of ADSs evidenced by the Master ADR), as the case may be. The Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge. The following additional charges shall be incurred by the Holders, by any party depositing or withdrawing Shares or by any party surrendering ADRs, to whom ADRs (or an interest in the Master ADR) are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or the Deposited Securities or a distribution of ADRs pursuant to paragraph (10)), whichever is applicable (i) a fee of U.S. $0.05 or less per ADS for any Cash distribution made pursuant to the Deposit Agreement, (ii) a fee of U.S. $1.50 per ADR or ADRs for transfers made pursuant to paragraph (3) hereof, (iii) a fee for the distribution or sale of securities pursuant to paragraph (10) hereof, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes of this paragraph (7) treating all such securities as if they were Shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to Holders entitled thereto, (iv) an aggregate fee of U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against Holders as of the record date or record dates set by the Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions), and (v) a fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary and/or any of its agents (including, without limitation, the Custodian and expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the Shares or other Deposited Securities, the sale of securities (including, without limitation, Deposited Securities), the delivery of Deposited Securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against Holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions). The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), (iii) transfer or registration fees for the registration or transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement), and (iv) in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees and expenses charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion. Such charges may at any time and from time to time be changed by agreement between the Company and the Depositary.

A-2-7

The right of the Depositary to receive payment of fees, charges and expenses as provided above shall survive the termination of the Deposit Agreement. As to any Depositary, upon the resignation or removal of such Depositary, such right shall extend for those fees, charges and expenses incurred prior to the effectiveness of such resignation or removal.

(8) Available Information. The Deposit Agreement, the provisions of or governing Deposited Securities and any written communications from the Company, which are both received by the Custodian or its nominee as a holder of Deposited Securities and made generally available to the holders of Deposited Securities, are available for inspection by Holders at the offices of the Depositary and the Custodian and at the Transfer Office. The Depositary will distribute copies of such communications (or English translations or summaries thereof) to Holders when furnished by the Company. Whenever the Company is not subject to Section 13 or 15(d) of the Securities Exchange Act of 1934 or exempt from reporting pursuant to Rule 12g3-2(b) under such Act, the Company shall provide the information described in Rule 144A(d)(4) under the Securities Act of 1933 to, upon the request of, any Holder, beneficial owner of an interest in the Master ADR or holder of Shares, any prospective purchaser of ADSs designated by such Holder or beneficial owner or any prospective purchaser of Shares designated by such holder.

(9) Execution. This ADR shall not be valid for any purpose unless executed by the Depositary by the manual or facsimile signature of a duly authorized officer of the Depositary.

Dated:

JPMORGAN CHASE BANK, N.A., as Depositary

By
Authorized Officer

The Depositary’s Office is located at 1 Chase Manhattan Plaza, Floor 58, New York, New York, 10005-1401.

A-2-8

[FORM OF REVERSE OF REGULATION S ADR]

(10) Distributions on Deposited Securities. Subject to paragraphs (4), (5) and (7), to the extent practicable, the Depositary will distribute to each Holder entitled thereto on the record date set by the Depositary therefor at such Holder’s address shown on the ADR Register, in proportion to the number of Deposited Securities (on which the following distributions on Deposited Securities are received by the Custodian) represented by ADSs evidenced by such Holder’s ADRs:

(a) Cash. Any U.S. dollars available to the Depositary resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof authorized in this paragraph (10) (“Cash”), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain Holders, and (iii) deduction of the Depositary’s and/or its agents’ fees and expenses in (1) converting any foreign currency to U.S. dollars by sale or in such other manner as the Depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time, and (4) making any sale by public or private means in any commercially reasonable manner; provided, however, that in the event that any of the deposited Shares is not entitled, by reason of its date of issuance, or otherwise, to receive the full amount of such cash dividend or distribution, the Depositary shall make appropriate adjustments in the amounts distributed to the Holders of the ADRs issued in respect of such Shares; and provided, further, that in the event that the Company or the Depositary shall be required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, the amount distributed on the ADRs issued in respect of such Deposited Securities shall be reduced accordingly.

(b) Shares. (i) Additional ADRs evidencing whole ADSs representing any Shares available to the Depositary resulting from a dividend or free distribution on Deposited Securities consisting of Shares (a “Share Distribution”), provided that, so long as certificated ADRs are not then available under Section 2 of the Deposit Agreement, in lieu of mailing such additional ADRs, the Depositary will credit the Euroclear or Clearstream account within DTC with appropriate notifications thereof, and adjust its records in respect of the Master ADR to reflect additional whole ADSs representing Shares available to the Depositary resulting from a Share Distribution, and (ii) U.S. dollars available to it resulting from the net proceeds of sales of Shares received in a Share Distribution, which Shares would give rise to fractional ADSs if additional ADRs were issued therefor, as in the case of Cash.

A-2-9

(c) Rights. (i) Warrants or other instruments (or interests therein which may be electronically credited to the Euroclear or Clearstream account at DTC, as the case may be) in the discretion of the Depositary representing rights to acquire additional ADSs in respect of any rights to subscribe for additional Shares or rights of any nature available to the Depositary as a result of a distribution on Deposited Securities (“Rights”), to the extent that the Company timely furnishes to the Depositary evidence satisfactory to the Depositary that the Depositary may lawfully distribute the same (the Company has no obligation to so furnish such evidence), or (ii) to the extent the Company does not so furnish such evidence and sales of Rights are practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Rights as in the case of Cash, or (iii) to the extent the Company does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the nontransferability of the Rights, limited markets therefor, their short duration or otherwise, nothing (and any Rights may lapse).

(d) Other Distributions. (i) Securities or property available to the Depositary resulting from any distribution on Deposited Securities other than Cash, Share Distributions and Rights (“Other Distributions”), by any means that the Depositary may deem equitable and practicable, or (ii) to the extent the Depositary deems distribution of such securities or property not to be equitable and practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Other Distributions as in the case of Cash. The Depositary reserves the right to utilize a division, branch or affiliate of JPMorgan Chase Bank, N.A. to direct, manage and/or execute any public and/or private sale of securities hereunder. Such division, branch and/or affiliate may charge the Depositary a fee in connection with such sales, which fee is considered an expense of the Depositary contemplated above and/or under paragraph (7) hereof. Any U.S. dollars available will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the Depositary in accordance with its then current practices.

(11) Record Dates. The Depositary may, after consultation with the Company if practicable, fix a record date (which, to the extent applicable, shall be as near as practicable to any corresponding record date set by the Company) for the determination of the Holders who shall be responsible for the fee assessed by the Depositary for administration of the ADR program and for any expenses provided for in paragraph (7) hereof as well as for the determination of the Holders who shall be entitled to receive any distribution on or in respect of Deposited Securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of or be affected by other matters and, only such Holders shall be so entitled or obligated.

(12) Voting of Deposited Securities. As soon as practicable after receipt from the Company of notice of any meeting or solicitation of consents or proxies of holders of Shares or other Deposited Securities, the Depositary shall distribute to Holders a notice stating (a) such information as is contained in such notice and any solicitation materials (or a summary thereof), (b) that each Holder on the record date set by the Depositary therefor will, subject to any applicable provisions of law, rule, regulation and the Company’s constituent documents, be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by the ADSs evidenced by such Holder’s ADRs and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by the Company. Upon actual receipt by the ADR department of the Depositary of instructions of a Holder on such record date in the manner and on or before the time established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing Deposited Securities to vote or cause to be voted the Deposited Securities represented by the ADSs evidenced by such Holder’s ADRs in accordance with such instructions. The Depositary will not itself exercise any voting discretion in respect of any Deposited Securities. There is no guarantee that Holders generally or any Holder in particular will receive the notice described above with sufficient time to enable such Holder to return any voting instructions to the Depositary in a timely manner. Notwithstanding anything contained in the Deposit Agreement or any ADR, the Depositary may, to the extent not prohibited by law, rule, regulation or the Company’s constituent documents, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the Depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of Deposited Securities, distribute to the Holders a notice that provides Holders with, or otherwise publicizes to Holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials). Holders are strongly encouraged to forward their voting instructions as soon as possible. Voting instructions will not be deemed received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by JPMorgan Chase Bank, N.A., as Depositary, prior to such time.

A-2-10

The Depositary has been advised by the Company that under the Cayman Islands law and the Memorandum and Articles of Association of the Company, each as in effect as of the date of the Deposit Agreement, voting at any meeting of shareholders of the Company is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with the Memorandum and Articles of Association, the Depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the Depositary from Holders shall lapse. The Depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by Holders of ADSs.

(13) Changes Affecting Deposited Securities. Subject to paragraphs (4) and (5), the Depositary may, in its discretion, and shall if reasonably requested by the Company, amend this ADR or distribute additional or amended ADRs (with or without calling this ADR for exchange) or cash, securities or property on the record date set by the Depositary therefor to reflect any change in par value, split up, consolidation, cancellation or other reclassification of Deposited Securities, any Share Distribution or Other Distribution not distributed to Holders or any cash, securities or property available to the Depositary in respect of Deposited Securities from (and the Depositary is hereby authorized to surrender any Deposited Securities to any person and, irrespective of whether such Deposited Securities are surrendered or otherwise cancelled by operation of law, rule, regulation or otherwise, to sell by public or private sale any property received in connection with) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of the Company, and to the extent the Depositary does not so amend this ADR or make a distribution to Holders to reflect any of the foregoing, or the net proceeds thereof, whatever cash, securities or property results from any of the foregoing shall constitute Deposited Securities and each ADS evidenced by this ADR shall automatically represent its pro rata interest in the Deposited Securities as then constituted. Promptly upon the occurrence of any of the aforementioned changes affecting Deposited Securities, the Company shall notify the Depositary in writing of such occurrence and as soon as practicable after receipt of such notice from the Company, may instruct the Depositary to give notice thereof, at the Company’s expense, to Holders in accordance with the provisions hereof. Upon receipt of such instruction, the Depositary shall give notice to the Holders in accordance with the terms thereof, as soon as reasonably practicable.

A-2-11

(14) Exoneration. The Depositary, the Company, their agents and each of them shall: (a) incur no liability (i) if any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, The People’s Republic of China (including the Hong Kong Special Administrative Region, the People’s Republic of China) or any other country, or of any governmental or regulatory authority or any securities exchange or market or automated quotation system, the provisions of or governing any Deposited Securities, any present or future provision of the Company’s charter, any act of God, war, terrorism, nationalization or other circumstance beyond its control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the Deposit Agreement or this ADR provides shall be done or performed by it or them (including, without limitation, voting pursuant to paragraph (12) hereof), or (ii) by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement or this ADR (including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable); (b) assume no liability except to perform its obligations to the extent they are specifically set forth in this ADR and the Deposit Agreement without gross negligence or willful misconduct; (c) in the case of the Depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or this ADR; (d) in the case of the Company and its agents hereunder be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or this ADR, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required, or (e) not be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder or beneficial owner of an interest in the Master ADR, or any other person believed by it to be competent to give such advice or information. The Depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. The Depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any Custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A. The Depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale. Notwithstanding anything to the contrary contained in the Deposit Agreement (including the ADRs), subject to the penultimate sentence of this paragraph (14), the Depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the Custodian except to the extent that the Custodian has (i) committed fraud or willful misconduct in the provision of custodial services to the Depositary or (ii) failed to use reasonable care in the provision of custodial services to the Depositary as determined in accordance with the standards prevailing in the jurisdiction in which the Custodian is located. The Depositary, its agents and the Company may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by them to be genuine and to have been signed, presented or given by the proper party or parties. The Depositary shall be under no obligation to inform Holders or any other holders of an interest in an ADS about the requirements of Cayman Island or People’s Republic of China (including the Hong Kong Special Administrative Region, the People’s Republic of China) law, rules or regulations or any changes therein or thereto. The Depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, for the manner in which any such vote is cast or for the effect of any such vote. The Depositary may rely upon instructions from the Company or its counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in ADS. Notwithstanding anything to the contrary set forth in the Deposit Agreement or a ADR, the Depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the Deposit Agreement, any Holder or Holders, any ADR or ADRs or otherwise related hereto to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. None of the Depositary, the Custodian or the Company shall be liable for the failure by any Holder or beneficial owner to obtain the benefits of credits on the basis of non-U.S. tax paid against such Holder’s or beneficial owner’s income tax liability. The Depositary and the Company shall not incur any liability for any tax consequences that may be incurred by Holders and beneficial owners on account of their ownership of the ADRs or ADSs. The Depositary shall not incur any liability for the content of any information submitted to it by or on behalf of the Company for distribution to the Holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the Deposited Securities, for the validity or worth of the Deposited Securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the Deposit Agreement or for the failure or timeliness of any notice from the Company. The Depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence while it acted as Depositary. By holding a ADS or an interest therein, Holders and owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving the Company or the Depositary, arising out of or based upon the Deposit Agreement or the transactions contemplated hereby, may only be instituted in a state or federal court in New York, New York, and by holding a ADS or an interest therein each irrevocably waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company has agreed to indemnify the Depositary and its agents under certain circumstances. Neither the Depositary nor any of its agents shall be liable to Holders or beneficial owners of interests in ADSs (including those evidenced by the Master ADR) for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

A-2-12

(15) Resignation and Removal of Depositary; the Custodian. The Depositary may resign as Depositary by written notice of its election so to do delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by no less than 90 days prior written notice of such removal, to become effective upon the later of (i) the 90th day after delivery of the notice to the Depositary and (ii) the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may appoint substitute or additional Custodians and the term “Custodian” refers to each Custodian or all Custodians as the context requires.

(16) Amendment. The ADRs and the Deposit Agreement may be amended by the Company and the Depositary, provided that any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that shall otherwise prejudice any substantial existing right of Holders, shall become effective 30 days after notice of such amendment shall have been given to the Holders. Every Holder of a ADR at the time any amendment to the Deposit Agreement so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Holder of any ADR to surrender such ADR and receive the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any governmental body or regulatory body or authority should adopt new laws, rules or regulations which would require amendment or supplement of the Deposit Agreement or the Form of ADR to ensure compliance therewith, the Company and the Depositary may amend or supplement the Deposit Agreement and the ADR at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the Deposit Agreement in such circumstances may become effective before a notice of such amendment or supplement is given to Holders or within any other period of time as required for compliance. Notice of any amendment to the Deposit Agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the Holders identifies a means for Holders to retrieve or receive the text of such amendment.

(17) Termination. The Depositary may, and shall at the written direction of the Company, terminate the Deposit Agreement and this ADR by mailing notice of such termination to the Holders at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the Depositary shall have (i) resigned as Depositary hereunder, notice of such termination by the Depositary shall not be provided to Holders unless a successor depositary shall not be operating hereunder within 60 days of the date of such resignation, or (ii) been removed as Depositary hereunder, notice of such termination by the Depositary shall not be provided to Holders unless a successor depositary shall not be operating hereunder on the 90th day after the Company’s notice of removal was first provided to the Depositary. After the date so fixed for termination, the Depositary and Company shall each use their reasonable efforts to ensure that the ADSs cease to be DTC, Euroclear and Clearstream eligible so that neither DTC nor any of its nominees nor any common depositary for Euroclear and/or Clearstream shall thereafter be a Holder. At such time as the ADSs cease to be DTC, Euroclear and Clearstream eligible and/or neither DTC nor any of its nominees or the common depositary for Euroclear and Clearstream is a Holder, the Depositary shall (a) instruct its Custodian to deliver all Deposited Securities to the Company along with a general stock power that refers to the names set forth on the ADR Register and (b) provide the Company with a copy of the ADR Register (which copy may be sent by email or by any means permitted under the notice provisions of the Deposit Agreement). Upon receipt of such Deposited Securities and the ADR Register, the Company shall use its best efforts to issue to each Holder a Share certificate representing the Shares represented by the ADSs reflected on the ADR Register in such Holder’s name and to deliver such Share certificate to the Holder at the address set forth on the ADR Register. After providing such instruction to the Custodian and delivering a copy of the ADR Register to the Company, the Depositary and its agents will perform no further acts under the Deposit Agreement and this ADR and shall cease to have any obligations under the Deposit Agreement and/or the ADRs. After the Company receives the copy of the ADR Register and the Deposited Securities, the Company shall be discharged from all obligations under the Deposit Agreement except (i) to distribute the Shares to the Holders entitled thereto and (ii) for its obligations to the Depositary and its agents.

A-2-13

(18) Appointment. Each Holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the Deposit Agreement shall be deemed for all purposes to (a) be a party to and bound by the terms of the Deposit Agreement and the applicable ADR(s), and (b) appoint the Depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the Deposit Agreement and the applicable ADR(s), to adopt any and all procedures necessary to comply with applicable law and to take such action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the Deposit Agreement and the applicable ADR(s), the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

(19) Waiver. EACH PARTY TO THE DEPOSIT AGREEMENT (INCLUDING, FOR AVOIDANCE OF DOUBT, EACH HOLDER AND BENEFICIAL OWNER AND/OR HOLDER OF INTERESTS IN ADRS) HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING AGAINST THE DEPOSITARY AND/OR THE COMPANY DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE SHARES OR OTHER DEPOSITED SECURITIES, THE ADSs OR THE ADRs, THE DEPOSIT AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREIN OR THEREIN, OR THE BREACH HEREOF OR THEREOF (WHETHER BASED ON CONTRACT, TORT, COMMON LAW OR ANY OTHER THEORY).

(20) Elective Distributions in Cash or Shares. Whenever the Company intends to distribute a dividend payable at the election of the holders of Shares in cash or in additional Shares, the Company shall give notice thereof to the Depositary at least 30 days prior to the proposed distribution stating whether or not it wishes such elective distribution to be made available to Holders. Upon receipt of notice indicating that the Company wishes such elective distribution to be made available to Holders, the Depositary shall consult with the Company to determine, and the Company shall assist the Depositary in its determination, whether it is lawful and reasonably practicable to make such elective distribution available to the Holders. The Depositary shall make such elective distribution available to Holders only if (i) the Company shall have timely requested that the elective distribution is available to Holders, (ii) the Depositary shall have determined that such distribution is reasonably practicable and (iii) the Depositary shall have received satisfactory documentation within the terms of Section 14 of the Deposit Agreement including, without limitation, any legal opinions of counsel in any applicable jurisdiction that the Depositary in its reasonable discretion may request, at the expense of the Company. If the above conditions are not satisfied, the Depositary shall, to the extent permitted by law, distribute to the Holders, on the basis of the same determination as is made in the local market in respect of the Shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional Shares. If the above conditions are satisfied, the Depositary shall establish a record date and establish procedures to enable Holders to elect the receipt of the proposed dividend in cash or in additional ADSs. The Company shall assist the Depositary in establishing such procedures to the extent necessary. Nothing herein shall obligate the Depositary to make available to Holders a method to receive the elective dividend in Shares (rather than ADSs). There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Shares.

A-2-14

Exhibit B

B-1

EXHIBIT C-1

TO

DEPOSIT AGREEMENT

[Certification of Acquirors of Rule 144A ADRs

or Beneficial Interests in the Master Rule 144A ADR

Upon Deposit of Shares]

[DATE]

JPMorgan Chase Bank, N.A., as Depositary

ADR Department

1 Chase Manhattan Plaza, Floor 58

New York, NY, 10005-1401

Re:	SOUFUN HOLDINGS LIMITED

Dear Sirs:

Reference is hereby made to the Deposit Agreement, dated as of December [—], 2013 (the “Deposit Agreement”), among SouFun Holdings Limited (the “Company”), JPMorgan Chase Bank, N.A., as Depositary, and all holders from time to time of Regulation S American depositary receipts evidencing Regulation S American Depositary Shares and Rule 144A American depositary receipts (“Rule 144A ADRs”) evidencing Rule 144A American depositary shares (“Rule 144A ADSs”) issued thereunder.

Capitalized terms used but not defined herein shall have the meanings given them in the Deposit Agreement. References to the Deposit Agreement include the certification and other procedures established by the Depositary pursuant to such agreement.

We are acquiring a Rule 144A ADR or Rule 144A ADRs or a beneficial interest in the Master Rule 144A ADR upon deposit of Shares under the Deposit Agreement.

This certification and agreement is furnished in connection with the deposit of Shares and issuance of Rule 144A ADSs to be evidenced by one or more Rule 144A ADRs pursuant to Section 3 and Section 4, respectively, of the Deposit Agreement.

We acknowledge (or if we are acting for the account of another person, such person has confirmed to us that it acknowledges) that by depositing the Shares, we will become a party to and be bound by the provisions of the Deposit Agreement and that the Rule 144A ADRs, the Rule 144A ADSs evidenced thereby and the Shares represented thereby have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or with any securities regulatory authority in any state or other jurisdiction of the United States.

C-1-1

We certify that we are not the Company or an affiliate (as such term is defined in Regulation C under the Securities Act, an “affiliate”) of the Company and that, if we are acting on behalf of another person, such person is not the Company and has confirmed to us that it is not an affiliate of the Company and that it is not acting on behalf of the Company or an affiliate of the Company.

We certify that either:

1.	We are a qualified institutional buyer (as defined in Rule 144A under the Securities Act), and at the time of issuance of the Rule 144A ADSs referred to above, we (or one or more qualified institutional buyers for whose account we are acting) will be the beneficial owner thereof.

OR

2.	We are a broker-dealer acting for the account of our customer and our customer has confirmed to us that it is a qualified institutional buyer and either:

(i)	at the time of issuance of the Rule 144A ADSs referred to above, it will be the beneficial owner of thereof, or

(ii)	it is acting for the account of a qualified institutional buyer that, at the time of issuance, will be the beneficial owner of the Rule 144A ADSs referred to above.

As the beneficial owner of the Rule 144A ADSs, we agree (or if we are acting for the account of another person, such person has confirmed to us that it agrees) that we (or it) will not offer, sell, pledge or otherwise transfer the Rule 144A ADRs, the Rule 144A ADSs evidenced thereby or the Shares represented thereby except (A) to a person whom we reasonably believe is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, or (B) outside the United States to a person other than a U.S. person (as such terms are defined in Regulation S under the Securities Act) in accordance with Rule 903 or Rule 904 of Regulation S, or (C) pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available), or (D) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

Very truly yours,

[NAME OF CERTIFYING ENTITY]

By:
Title:

C-1-2

EXHIBIT C-2

TO

[Certification of Persons Surrendering Rule 144A ADSs for the Purpose of Withdrawing

Deposited Securities]

[DATE]

JPMorgan Chase Bank, N.A., as Depositary

ADR Department

1 Chase Manhattan Plaza, Floor 58

New York, NY, 10005-1401

Re:	SOUFUN HOLDINGS LIMITED

Dear Sirs:

Reference is hereby made to the Deposit Agreement, dated as of December [—], 2013 (the “Deposit Agreement”), among SouFun Holdings Limited (the “Company”), JPMorgan Chase Bank, N.A., as Depositary, and all holders from time to time of Regulation S American depositary receipts evidencing Regulation S American Depositary Shares and Rule 144A American depositary receipts (“Rule 144A ADRs”) evidencing Rule 144A American depositary shares (“Rule 144A ADSs”) issued thereunder.

Capitalized terms used but not defined herein shall have the meanings given them in the Deposit Agreement. References to the Deposit Agreement include the certification and other procedures established by the Depositary pursuant to such agreement.

We are surrendering a Rule 144A ADR or Rule 144A ADRs or an interest in the Master Rule 144A ADR (in either case, “Rule 144A ADRs”) for the purpose of withdrawal of the Shares and other Deposited Securities which are securities (the “Shares”) represented by the Rule 144A ADSs evidenced by Rule 144A ADRs under the Deposit Agreement. We hereby:

(i) Acknowledge (or, if we are acting for the account of another person, such person has confirmed that it acknowledges) that the Shares have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) or with any securities regulatory authority in any state or other jurisdiction of the United States.

(ii) Certify that either:

(a)	We are a qualified institutional buyer (as defined in Rule 144A under the Securities Act) acting for our own account or for the account of one or more qualified institutional buyers, and either:

(1) we have (or it has) sold or otherwise transferred, or agreed to sell or otherwise transfer and at or prior to the time of withdrawal will have sold or otherwise transferred, the Rule 144A ADRs or the Shares in accordance with Regulation S under the Securities Act and we are (or it is), or prior to such sale or transfer, we were (or it was), the beneficial owner of the Rule 144A ADRs, or

C-2-1

(2) we have (or it has) sold or otherwise transferred, or agreed to sell or otherwise transfer and at or prior to the time of withdrawal will have sold or otherwise transferred, the Rule 144A ADRs or the Shares to another qualified institutional buyer in accordance with Rule 144A under the Securities Act and we are (or it is), or prior to such sale we were (or it was), the beneficial owner of the Rule 144A ADRs, or

(3) we (or it) will be the beneficial owner of the Shares upon withdrawal, and, accordingly, we agree (or if we are acting for the account of one or more qualified institutional buyers, each such qualified institutional buyer has confirmed to us that it agrees) that (x) we (or it) will not offer, sell, pledge or otherwise transfer the Shares except (A) to a person whom we reasonably believe is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, or (B) outside the United States to a person other than a U.S. person (as such terms are defined in Regulation S under the Securities Act) in accordance with Rule 903 or Rule 904 of Regulation S, or (C) pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available), or (D) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States; or

(4) we (or our customer) are (is) a Non-U.S. person (within the meaning of Regulation S under the Securities Act) and on our or our customer’s behalf we have instructed the Depositary to cancel our Rule 144A ADRs and to issue to us (or to our customer) Regulation S ADRs representing the Shares deliverable on the cancellation of such Rule 144A ADRs.

OR

(b)	We are a person other than a U.S. Person (a such term is defined in Regulation S under the Securities Act) and we are located outside the United States (within the meaning of Regulation S under the Securities Act); we acquired, or have agreed to acquire and at or prior to the time of the withdrawal will have acquired, the Rule 144A ADRs or the Shares outside the United States (within the meaning of Regulation S); and we are, or upon acquisition thereof will be, the beneficial owner of the Rule 144A ADRs or the Shares.

C-2-2

(iii) If we are a broker-dealer, we further certify that we are acting for the account of our customer and that our customer has confirmed the accuracy of the representations contained in paragraph (ii) hereof that are applicable to it (including the representations with respect to beneficial ownership) and, if paragraph (ii)(a)(3) is applicable to our customer, has confirmed that it will comply with the agreements set forth in paragraph (ii)(a)(3).

Very truly yours,

[NAME OF CERTIFYING ENTITY]

By:
Title:

C-2-3

EXHIBIT C-3

TO

[Certification of Non-Affiliate Persons Surrendering ADSs for the Purpose of Withdrawing

Deposited Securities and Redeposit Thereof Under the Unrestricted Deposit Agreement]

JPMorgan Chase Bank, N.A., as Depositary

ADR Department

1 Chase Manhattan Plaza, Floor 58

New York, NY, 10005-1401

Re:	SOUFUN HOLDINGS LIMITED

Dear Sirs:

Reference is hereby made to the Deposit Agreement, dated as of December [—], 2013 (the “Deposit Agreement”), among SouFun Holdings Limited (the “Company”), JPMorgan Chase Bank, N.A., as Depositary, and all holders from time to time of Regulation S American depositary receipts evidencing Regulation S American Depositary Shares and Rule 144A American depositary receipts evidencing Rule 144A American depositary shares (together with the Regulation S American depositary shares, the “ADSs”) issued thereunder.

Capitalized terms used but not defined herein shall have the meanings given them in the Deposit Agreement. References to the Deposit Agreement include the certification and other procedures established by the Depositary pursuant to such agreement.

Neither the undersigned nor, if applicable, the person(s) on whose behalf the ADSs are hereby surrendered for cancellation (each such person(s), a “beneficial owner”), is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Company (i.e., an “Affiliate”, as such term is defined in the Securities Act of 1933, as amended (the “Securities Act”)), and neither the undersigned nor any beneficial owner, if applicable, has been an Affiliate during the three months prior to the date of this Request for Conversion.

The undersigned hereby represents, warrants and certifies to you that:

(1)	The undersigned and any beneficial owner:

(i)	Upon deposit of the Shares represented by the ADSs under the Unrestricted Deposit Agreement, is able to sell all of the Unrestricted ADSs that would be issued on the deposit of the Shares currently represented by the surrendered ADSs pursuant to Rule 144 promulgated under the Securities Act;

(ii)	with respect to each sale of part or all of the Unrestricted ADSs, will comply with all of the requirements of Rule 144 applicable to such sale; and

(iii)	has provided the Depositary and the Company and its transfer agent/share registrar with documentation or such other information required by any of them, which may include, but is not limited to, legal opinions and representation letters, prior to requesting the Company to provide instructions to the Depositary to remove the restrictions applicable to the ADSs.

C-3-1

(3)	The undersigned does not know or have any reason to believe that the Company has not complied with the current public information requirements contained in Rule 144(c).

(4)	Neither the undersigned nor any beneficial owner is aware of any material information with regard to the Company which has not been publicly disclosed, or the Unrestricted ADSs are to be sold under a 10b5-1 sales plan in accordance with Rule 10b5-1(c) of the United States Securities Exchange Act of 1934, as amended.

(5)	If the undersigned or any beneficial owner is an employee of the Company and bound by the Company’s insider trading policy or some other policy dealing with the offer or sale of securities, any offer or sale of the Shares, in the form of Unrestricted ADSs, will be conducted in compliance with such policies.

(6)	(A)	All preemptive (and similar) rights, if any, with respect to such Shares have been validly waived or exercised by the undersigned and/or the beneficial owner(s), as applicable,

(B)	The Shares are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim,

(C)	The Shares have not been stripped of any rights or entitlements, and

(D)	The Shares are not subject to any lock-up agreement with the Company or other party, or any other contractual restrictions on transfer thereof.

(7)	The undersigned acknowledges that the certifications, representations and warranties herein shall survive any subsequent withdrawal of the Shares from under the Deposit Agreement and any transfer of the Unrestricted ADSs hereinafter issued representing such Shares.

C-3-2

The undersigned all times agrees to indemnify and hold harmless JPMorgan Chase Bank, N.A., its custodian, agents, representatives, employees and affiliates, and each of their successors and assigns, against all losses and/or damages to it by reason hereof and/or by reason of breach of the above certifications and/or acknowledgments.

This Request for Withdrawal and Issuance is governed under the laws of the State of New York.

Dated:             , 20

Yours faithfully

Signature:

Print Name:

Address:

Telephone:

E-mail Address:

For and on behalf of

ADS holder (beneficial owner) name (in English):

Acknowledged and agreed:

SOUFUN HOLDINGS LIMITED

Signature:
Print Name:
Title:

C-3-3

SCHEDULE A

1.	Name of ADS Holder (English):

2.	Address of ADS Holder (English):

3.	Number of Deposited Shares:

4.	Number of ADSs issued representing the Deposited Shares:

5.	Number of ADSs to be Cancelled And deposited under Unrestricted Deposit Agreement against issuance of Unrestricted ADSs:

6.	Delivery instructions for the Unrestricted ADSs:

DTC Broker Name:

DTC Broker Account:

DTC Broker Contact Name:

DTC Broker Contact Tel No:

Beneficial Owner’s Account with DTC Broker:

* Recipients of Unrestricted ADSs should set up payment and receiving instruction with their DTC Broker to receive such ADSs from JPMorgan Chase Bank, N.A., DTC #923

ISSUANCE FEES AND PAYMENT INSTRUCTIONS:

The fee payable to JPMorgan Chase Bank, N.A. for conversions is US $0.05 per ADS plus wiring fees. Payments must be received prior to the conversion.

C-3-4

EXHIBIT C-4

TO

[Certification of Affiliate Persons Surrendering ADSs for the Purpose of Withdrawing

Deposited Securities and Redeposit Thereof Under the Unrestricted Deposit Agreement]

JPMorgan Chase Bank, N.A., as Depositary

ADR Department

1 Chase Manhattan Plaza, Floor 58

New York, NY, 10005-1401

Re:	SOUFUN HOLDINGS LIMITED

Dear Sirs:

Reference is hereby made to the Deposit Agreement, dated as of December [—], 2013 (the “Deposit Agreement”), among SouFun Holdings Limited (the “Company”), JPMorgan Chase Bank, N.A., as Depositary, and all holders from time to time of Regulation S American depositary receipts evidencing Regulation S American Depositary Shares and Rule 144A American depositary receipts evidencing Rule 144A American depositary shares (together with the Regulation S American depositary shares, the “ADSs”) issued thereunder.

Capitalized terms used but not defined herein shall have the meanings given them in the Deposit Agreement. References to the Deposit Agreement include the certification and other procedures established by the Depositary pursuant to such agreement.

The undersigned or, if applicable, the person(s) on whose behalf the ADSs are hereby surrendered for cancellation (each such person(s), a “beneficial owner”), is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Company (i.e., an “Affiliate”, as such term is defined in the Securities Act of 1933, as amended (the “Securities Act”)).

The undersigned hereby represents, warrants and certifies to you that:

(1)	The undersigned and any beneficial owner:

(i)	Upon deposit of the Shares represented by the ADSs under the Unrestricted Deposit Agreement, is able to sell all of the Unrestricted ADSs that would be issued on the deposit of the Shares currently represented by the surrendered ADSs pursuant to Rule 144 promulgated under the Securities Act and at the time of any sale of the Unrestricted ADSs for the account of the undersigned or any beneficial owner, the number of Unrestricted ADSs and/or shares of the Company sold by the undersigned or for the undersigned’s account, and by or for the account of any person whose sales are required by Rule 144 to be aggregated with sales by or for the undersigned, will not exceed the amounts permitted by Rule 144(e);;

D-2-1

(ii)	with respect to each sale of part or all of the Unrestricted ADSs, will comply and the registered broker-dealer which executes the order to sell the ADSs will comply with, all of the requirements of Rule 144 applicable to such sale; and

(iii)	has provided the Depositary and the Company and its transfer agent/share registrar with documentation or such other information required by any of them, which may include, but is not limited to, legal opinions and representation letters, prior to requesting the Company to provide instructions to the Depositary to remove the restrictions applicable to the ADSs.

(3)	The undersigned does not know or have any reason to believe that the Company has not complied with the current public information requirements contained in Rule 144(c).

(4)	Neither the undersigned nor any beneficial owner is aware of any material information with regard to the Company which has not been publicly disclosed, or the Unrestricted ADSs are to be sold under a 10b5-1 sales plan in accordance with Rule 10b5-1(c) of the United States Securities Exchange Act of 1934, as amended.

(5)	If the undersigned or any beneficial owner is an employee of the Company and bound by the Company’s insider trading policy or some other policy dealing with the offer or sale of securities, any offer or sale of the Shares, in the form of Unrestricted ADSs, will be conducted in compliance with such policies.

(6)	(A)	All preemptive (and similar) rights, if any, with respect to such Shares have been validly waived or exercised by the undersigned and/or the beneficial owner(s), as applicable,

(B)	The Shares are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim,

(C)	The Shares have not been stripped of any rights or entitlements, and

(D)	The Shares are not subject to any lock-up agreement with the Company or other party, or any other contractual restrictions on transfer thereof.

(7)	The undersigned acknowledges that the certifications, representations and warranties herein shall survive any subsequent withdrawal of the Shares from under the Deposit Agreement and any transfer of the Unrestricted ADSs hereinafter issued representing such Shares.

D-2-2

The undersigned all times agrees to indemnify and hold harmless JPMorgan Chase Bank, N.A., its custodian, agents, representatives, employees and affiliates, and each of their successors and assigns, against all losses and/or damages to it by reason hereof and/or by reason of breach of the above certifications and/or acknowledgments.

This Request for Withdrawal and Issuance is governed under the laws of the State of New York.

Dated:             , 20

Yours faithfully

Signature:

Print Name:

Address:

Telephone:

E-mail Address:

For and on behalf of

ADS holder (beneficial owner) name (in English):

Acknowledged and agreed:

SOUFUN HOLDINGS LIMITED

Signature:
Print Name:
Title:

D-2-3

SCHEDULE A

1.	Name of Beneficial Owner to receive Unrestricted ADSs (English):

2.	Address of Beneficial Owner to receive Unrestricted ADSs (English):

3.	Number of Deposited Shares:

4.	Number of ADSs issued representing the Deposited Shares:

5.	Number of ADSs to be Cancelled And deposited under Unrestricted Deposit Agreement against issuance of Unrestricted ADSs:

6.	Delivery instructions for the Unrestricted ADSs:

DTC Broker Name:

DTC Broker Account:

DTC Broker Contact Name:

DTC Broker Contact Tel No:

Beneficial Owner’s Account with DTC Broker:

* Recipients of Unrestricted ADSs should set up payment and receiving instruction with their DTC Broker to receive such ADSs from JPMorgan Chase Bank, N.A., DTC #923

ISSUANCE FEES AND PAYMENT INSTRUCTIONS:

The fee payable to JPMorgan Chase Bank, N.A. for conversions is US $0.05 per ADS plus wiring fees. Payments must be received prior to the conversion.

D-2-4